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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ICAP plc

*CURRENT ADDRESS Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

**FORMER NAME Garban plc

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4904 FISCAL YEAR 3/31/03

** Complete for initial submissions only ** Please note name and address changes*

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OICF/BY: NM

DATE : 7/14/03


ICAP

Annual Report
for the year ended 31 March 2003

Registered number: 3611426

ICAP is the world's largest voice and electronic interdealer broker. Following the acquisition in May 2003 of the BrokerTec fixed income securities businesses, ICAP's average daily transaction volume is now in excess of $500 billion, 40% of which is electronic. The Group is active in the wholesale markets for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

ICAP provides a specialist independent broking service to commercial banks, investment banks and other liquidity providers that trade in the wholesale financial markets. In these markets adequate liquidity depends crucially on the intermediary skills of a broker, whether voice or electronic. Our role is to match buyers and sellers in these markets as quickly as possible and provide the communications facilities that make it possible to complete transactions efficiently. ICAP now has more than 2,800 staff, operating from 21 offices worldwide, providing this service.

In electronic broking ICAP has developed technologies that provide a powerful hybrid of voice and electronic broking. It uses the established liquidity from our voice broking business combined with electronic systems that provide both voice and electronic access to all deals.

The Group also has a strong information sales business that supplies market information to professional data vendors including Reuters, Bloomberg, MoneyLine Telerate and Telekurs.

More information is available on the website at www.icap.com

Developments

2002

April
ICAP acquired First Brokers Securities, Inc, the leading New York interdealer broker in US dollar denominated corporate debt, which complements ICAP's leading position in non-corporate bonds and its electronic broking capability.

July
ICAP was the first broker to join the SwapsWire Network, an electronic communications network that will provide the first fully integrated straight-through-processing infrastructure to improve the efficiency of trading in the interest rate derivatives market. The SwapsWire system, owned by a consortium of 23 banks, began operations in November 2002.

September
ICAP agreed to provide MoneyLine Telerate with additional pricing data for the enhanced version of its benchmark service, MoneyLine Capital Markets (19900 series). MoneyLine Telerate is a leading global provider of integrated real-time information and transaction services to the capital markets.

October
ICAP increased its activities in the energy broking markets by acquiring APB Energy, a leading energy broker in the US and European markets providing execution services and coverage of electricity, natural gas, coal and other energy related products. ICAP's existing specialist commodity derivatives business, based in London, Sydney and Singapore, covers oils and oil products, bullion and precious metals, electricity and coal.

November
ICAP moved its New York businesses into a new headquarters in New Jersey.

ICAP strengthened its operations in Asia by acquiring Nittan Capital's voice broking interests in Singapore, Hong Kong and Thailand. With a total of 600 staff and a strong integrated network of ten offices, ICAP is now the largest interdealer broker in the Asia Pacific region.

2003

January
ICAP signed contracts to acquire BrokerTec's fixed income securities businesses. This will create a strong combination: the world's leading interdealer voice broker and the world's leading electronic interdealer broker of fixed income securities.

February
ICAP completed the successful installation of the *i*-Swap system to the first 14 leading derivatives trading banks in Europe. *i*-Swap is ICAP's sophisticated screen based broking system combined with straight-through-processing which aims to improve trading efficiency in the interest rate derivative markets.

March
ICAP agreed with Amanah Butler Malaysia Sdn Bhd to launch electronic broking in Malaysia. Amanah Butler, the leading broking house in Malaysia, will use ICAP's electronic broking system, ETC, for trading of Malaysian fixed income securities.

Financial Highlights

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m	Year ended 31 March 2003[2] US$m
Turnover	664.3	527.9	1,023.0
Expenses	550.8	447.8	848.2
Profit before tax – adjusted (note 1)	123.7	89.1	190.5
Earnings per share – adjusted (note 3)	77.3p	58.0p	119.0c
Dividends per share	30.0p	24.0p	46.2c
Profit before tax – statutory	117.5	83.8	181.0
Earnings per share – basic	77.0p	52.8p	118.6c

Turnover (£m)



472.6
527.9
664.3
2001
2002
2003

Profit before tax – adjusted (£m)[1]



75.6
89.1
123.7
2001
2002
2003

Earnings per share – adjusted (pence)[3]



49.4
58.0
77.3
2001
2002
2003

Dividends per share (pence)



20.0
24.0
30.0
2001
2002
2003

Notes

1 Excludes goodwill amortisation of £17.0 million (2002 – £8.2 million) and a net exceptional gain of £10.8 million (2002 – £2.9 million).

2 Converted at the average exchange rate for the year of US$1.54.

3 Excludes goodwill amortisation and exceptional items but includes two million contingently issuable shares.

Chairman's Statement

The Group's profit before tax, goodwill amortisation and exceptional items was £123.7 million for the year to 31 March 2003 compared with £89.1 million for the previous year. Shareholders' funds at 31 March 2003 were £254.8 million, up £66.3 million.



This was another extremely good performance from ICAP with almost all products and markets providing a strong contribution to the overall result. Markets have shown good growth particularly those for medium term interest rate derivatives and credit.

ICAP's total return to shareholders since the merger between Garban and Intercapital in September 1999 has been 367%. In 2002 our shares outperformed the FTSE 350 by 40%. This reflects our ability to produce good results in a highly competitive environment.

The directors recommend a final dividend of 23 pence per share to be paid on 29 August 2003 to shareholders on the register on 1 August 2003 making total dividends of 30p per share for the year. The increase of 25% is consistent with our progressive approach to the dividend and our confidence in the cash generative nature of the business.

Our interdealer broking business benefits from significant market share and economies of scale. In those markets where we do not have a prominent market share, we have formed joint venture and associate companies with appropriate partners to access liquidity. In 2002, we estimate that the global interdealer broker market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives increased by circa 10% to be worth approximately $4.3 billion in revenue. ICAP continued to be the global leader with a 23% share of the market, a position that expanded during 2002 through organic growth and acquisitions of First Brokers and APB. The acquisition towards the end of the year of the majority of Nittan Capital's voice broking operations in Asia has contributed to ICAP's global market share.

We have been consistent in our strategy over the past several years and will remain on the same path; growing our business – both voice and electronic – organically and through acquisition. We will continue to take advantage of these opportunities and expect to see further consolidation in our sector.

After the end of the financial year we completed the acquisition of several BrokerTec fixed income securities businesses. The initial consideration involved the issue of 11,989,509 new ICAP shares. The majority of these shares are held by the banks and investment banks that were shareholders in BrokerTec Global L.L.C. This is a significant and very welcome addition of some of our largest customers to our shareholder base.

Two of our non-executive directors, John Nixon and Declan Kelly, resigned from the board in January 2003. Both had previously been members of the Intercapital board and I would like to thank them both for their contribution to the success of ICAP. John, using his broad industry experience, has taken up the role of Director of Strategy for ICAP based in the US.

By donating the proceeds of one day's broking revenue on 11 December 2002, ICAP raised £3.3 million for charities around the world. Over the past ten years, ICAP has raised more than £13.3 million for a variety of charities and during this time we have been able to help many people. I would like to thank ICAP's staff and customers for their enthusiasm and generosity.

Staff numbers have increased from 2,200 to 2,800, largely as a result of the businesses we have acquired. Competition for quality staff remains high but our staff turnover has been very low. I would like to thank all our staff again for the tremendous effort that they have made this past year.

As we look to the year ahead, people are just one source of justified confidence. We have a clear business strategy. Given our strengths and the continuing development of our markets, we expect to continue to grow. The outlook for our company is very positive.

Charles Gregson
Chairman

ICAP has had another outstanding year with the business again increasing market share as well as the successful completion of a number of acquisitions. Our turnover has grown faster than costs resulting in further improvement in our operating margins – already much higher than our peers – demonstrating the importance of cost control and the beneficial economies of scale.



During the past year market volumes have been driven upwards by volatility in medium term interest rates even though official short term rates have been remarkably stable. Additionally, considerable uncertainty in corporate credit has substantially boosted our credit derivatives and corporate bond businesses. The credit default market has become one of the major new product areas in the past few years and we are now firmly established as the number two broker. We expect credit derivative volumes to grow steeply.

Another new area for the Group has been the emergence of an active market in inflation derivatives. We are the leading broker in this new field and anticipate the development over the next few years of a specialist market in economic derivatives. ICAP continues to be a leader in innovation and product development in the wholesale financial markets with this and several other initiatives.

The BrokerTec acquisition

After almost two years of negotiations our acquisition of BrokerTec's fixed income securities businesses was completed on 7 May 2003. This is truly a major strategic step forward that creates the right combination of the world's largest interdealer voice broker and the world's leading electronic broker of fixed income securities. ICAP now has daily transaction volumes in excess of $500 billion – of which 40% is electronic. No competitor has a position in voice and electronic broking that is comparable.

This acquisition was the subject of an extensive review by the US Department of Justice, which requested certain changes to the initial agreements between ICAP and BrokerTec as announced on 16 January 2003. Overall those changes are not expected to have any material financial effect on the acquisition, which is anticipated to be broadly earnings neutral in the year ending 31 March 2004, but earnings enhancing thereafter.

With daily volumes of around $200 billion, BrokerTec will become the backbone of ICAP's Electronic Broking division. We expect that there will be significant synergies with our existing platform, ETC, as well as offering customers improved access and liquidity across a wide range of fixed income markets as our platforms are integrated. During the integration period our customers will continue to have uninterrupted access to electronic broking of BrokerTec and ETC products together with voice broking of all other products. By September 2003, using a combination of our technologies, we will have an integrated, hybrid voice and electronic broking platform with proven functionality and low operating costs. We expect to improve returns through the rationalisation of operations including networking, removal of duplicated support costs and the integration of technology development.

Strategy

The BrokerTec acquisition creates a uniquely competitive and independent platform trading in a wide range of securities in the world's fixed income markets. As demand for electronic broking has grown, ICAP's strategy has been to develop its capabilities by bringing together liquidity from both voice and electronic broking. We believe that the strength of our business now rests firmly upon having the optimum combination of voice and electronic broking with a hybrid service. This is a very powerful proposition. There is no question that electronic broking is changing the nature of our industry inexorably and that the BrokerTec acquisition gives us an outstanding opportunity to accelerate the development of the business and improve returns.

In our opinion the consolidation in the interdealer broking industry will continue in both the voice and electronic markets. Although some of our competitors have particular strengths in either voice or electronic broking, none can field such a strong combination in both. Growth will come from our focus on building market share organically and, where appropriate, through selective acquisition.

The markets in which we operate are becoming increasingly integrated. Our customers expect to find liquidity in each individual market but additionally they also expect to trade across markets. For several years customers have traded the "spread" between products and increasingly they expect to make "contingent" trades that depend on the alignment of prices in several markets before deals can be completed. We are developing and delivering technology to make these trades possible. ICAP's liquidity in a broad range of benchmark derivative and cash markets gives us a big competitive advantage and is required to deliver true cross market trading to customers.

There is a natural focus on market share between the interdealer brokers and, following the BrokerTec acquisition, ICAP has a global market share of about 25%, 50% more than our nearest competitor. However in many markets the brokers face another challenge, banks trading directly with each other. A key strategic opportunity for ICAP is to create faster, more transparent, more efficient broking services using technology to constantly enlarge our available market and make it more economic for banks to trade through us rather than direct.

Finally we have the issue of connectivity. Put simply, this is the level of integration between ICAP's networks and systems and our customers' networks and systems. It is complex, difficult, time consuming and quite expensive. The further that we can extend this connectivity, the more quickly and easily we can deliver new products and more efficient straight-through-processing (STP) through this electronic pipeline. The BrokerTec acquisition significantly improves our connectivity with our largest customers and we will combine this with our existing infrastructure. Few of our competitors have the appetite to invest in creating these levels of integration: we have the scale and critical mass to do so.

Review of operations

Overall profit[1] from securities broking rose sharply from £28.5 million to £47.2 million as the result of improvements in our margins, recovery following the loss of our offices in the World Trade Center, the acquisition of First Brokers and good underlying market activity. In our derivatives and money broking businesses, it was another good year with profit[1] of £56.9 million, slightly above the previous year. The Group's interest rate derivative and options broking activities were very successful, but with less pronounced growth in some of the Group's traditional money broking businesses.

ICAP Senior Commercial Management

Chief Operating Officer
David Gelber

Americas
Ron Purpora and Doug Rhoten

Europe and Africa
George MacDonald, David Casterton, Paul McMenemy and Gary Smith

Asia Pacific
Bryan Massey and Mark Webster

Electronic Broking
Steve McDermott, Hal Hinkle and Garry Jones

Information Services
John Barber

Americas After twelve months in temporary accommodation we moved our New York businesses into new headquarters in New Jersey in November 2002. The rise in profit[1] in the year ended 31 March 2003 to £34.8 million from £16.1 million was the result of several factors, including:

- the restoration of our broking operations after the loss of our World Trade Center offices in 2001;
- moves in medium-term interest rates which buoyed our derivatives and fixed income businesses – US treasuries and mortgages were particularly active;
- First Brokers, the US corporate bonds business that we acquired in April 2002, exceeded expectations with a surge in turnover and profitability. This was propelled by increasing market share coupled with a significant rise in secondary market activity for corporate bonds;

[1] profit before tax, interest, exceptional items but after charging goodwill amortisation

- the acquisition of APB in October 2002. Although the US energy markets since then have been subdued, mainly due to the Enron collapse, we remain positive about the sector. We intend to make further acquisitions in the energy market to build a leading global business.

Europe This was another very successful year for our business in Europe and profit[1] increased from £54.3 million to £63.4 million. In the fixed income securities markets, credit volatility kept the eurobond markets busy. UK government bonds and the distressed debt markets were also active. As a result of determined efforts by management, a small number of product areas that had previously not been profitable moved into profit this year. Volatility in the oil market as a result of tensions in the Middle East resulted in a record year for our European energy businesses. The interest rate derivatives business saw the benefits of a very strong franchise and was able to capitalise on moves in medium and longer term interest rates.

Asia The acquisition of Nittan Capital's voice broking businesses in Singapore, Hong Kong and Thailand has enabled us to build a leading market position in Asia. The integration of these businesses is now well underway. With a total of 600 staff and a strong network of ten offices, ICAP is the largest interdealer broker in the Asia Pacific region. Overall the local interest rate derivatives markets were not particularly active but there was a strong performance from our fixed income businesses. We believe that a stronger and more profitable business will emerge in the financial year to 31 March 2004 as the benefits arising from the acquisitions made and a reorganisation of our Asian bond business in Japan and Hong Kong are realised.

Progress in electronic broking We have seen some increases in the penetration of electronic broking in the fixed income securities markets but fully electronic broking is just one aspect of automation that suits the more liquid and commoditised markets. As a result, ICAP has adopted a hybrid model bringing together electronic and voice broking on the same platform. These systems now cover a wide range of fixed income markets: in the US, in a range of US Treasury securities and repurchase agreements, in Australia, Japan, South Africa and the UK in government bonds and euro eurobonds.

Automation has many other guises including the extension of screen-based price discovery to new markets and the implementation of STP across a wide variety of voice and electronic broking products. ICAP draws on a number of technologies and has tailored them to meet the automation challenges in different markets:

- the *i*-Swap system has successfully completed installation in 22 leading derivatives trading banks in Europe. *i*-Swap extends ICAP's voice broking with sophisticated screen based broking and STP solutions for interest rate swaps, overnight index swaps and forward rate agreements. Using proven technology, the system is delivered over a private network to wholesale market customers providing them with enhanced price dissemination, value added data and reduced trade processing costs through STP;
- the development of ICAP's screen based systems for the money and forward foreign exchange markets is expected to increase transparency for our bank customers. They will also be able to access increased liquidity from offices across our network;

[1] profit before tax, interest, exceptional items but after charging goodwill amortisation

- the FRA-Cross system enables traders of interest rate swaps to input all their unhedged positions – their FRA exposures or mismatches – onto the FRA-Cross website which then automatically matches one exposed FRA with another. The system covers sterling, euro, Swiss francs, US dollars and emerging markets' trades. More than 200 traders at 80 banks are using FRA-Cross which has matched transactions worth $1 trillion since its launch by ICAP in January 2002.

As anticipated, electronic broking losses[1] were reduced from £13.8 million in the previous year to £8.6 million in the year ended 31 March 2003. However, the BrokerTec acquisition will single handedly transform our global electronic broking activities into significant profit in the coming year.

Information services Market data from ICAP's broking activities is used to create a variety of information products that are distributed to market participants and data vendors including Reuters, Bloomberg MoneyLine Telerate and Telekurs. Many data vendors have reported a decline in data revenue this year but ICAP has continued to expand data sales and profit[1] increased from £7.8 million to £8.1 million. The information services division will benefit from the data sales contracts which BrokerTec brings with it.

[1] profit/loss before tax, interest, exceptional items but after charging goodwill amortisation

Innovation In addition to our progress in the established markets we had an excellent year in several new products that are developing rapidly. The three products below generated almost 9% of our total operating profit in the year ended 31 March 2003.

- Credit derivatives have been one of the most significant developments in our markets in the past few years with liquidity growing rapidly after a slow start. ICAP in particular did not make any real headway until two years ago but we are now the number two broker in these markets. According to the British Bankers Association the credit derivatives market has doubled in size during the past year and is forecast to double again in 2003.
- ICAP has a leading market position in UK electricity derivatives, offering both a screen based and voice broked service.
- Products for hedging inflation have developed very quickly in Europe during the past 15 months and ICAP has been at the forefront of the expansion of inflation swaps. We now have a very significant market share and are now expanding this market into the US. In addition, we have recently established an agreement with Goldman Sachs and Deutsche Bank to promote economic derivatives, which will complement our inflation activities.

Outlook

Integration of the ICAP and BrokerTec businesses is now a priority. We expect that the cross connection of our platforms will be completed by September 2003. This will allow us to optimise our connectivity with our customers' systems and maximise revenue capture. We have the resources to complete this work with our existing staff and suppliers.

Market conditions remain good for ICAP and our position is extremely strong. By creating such a powerful combination: the world's largest voice and electronic interdealer broker, we can continue to increase our market share organically and through selective acquisition. Assuming that markets continue to be busy, we have set a budget for profit before tax, goodwill amortisation and exceptional items to exceed £140 million in the current financial year.

Michael Spencer
Group Chief Executive Officer

Group Finance Director's Review

The Group reported a strong financial performance in the year ended 31 March 2003. Turnover, profit, EPS and dividend per share increased significantly. Continuing emphasis was placed on improving operating profit margins, effective cost control and efficient cash management.



Results

The Group reported profit of £123.7 million before taxation, goodwill amortisation and exceptional items; this represents a 39% increase over the prior year.

Turnover grew by 26%, with most of the Group's broking operations continuing to benefit from uncertain and volatile financial markets. Excluding contributions from acquisitions in the year and foreign exchange movements, turnover growth was 13%.

Each of the Group's three geographic regions achieved year-on-year turnover growth of between 9% and 12% in their continuing operations. The best growth rate was achieved in the US business following its strong recovery from the World Trade Center disaster. If the adverse effect of the depreciating US dollar is excluded, US revenue growth was 21%. Turnover growth in the voice broking segments was 11%.

Costs continue to be tightly controlled. Although they increased over the prior year by £103 million (23%), costs increased by only £19.4 million (7%) if the impact of acquisitions, currency movements and higher revenue and profit-linked bonuses were excluded. This increase is in part explained by the impact of higher business volumes on variable costs such as clearing costs. The Group has also invested in certain growth areas, for example, credit derivatives and commodities. The Group's cost base in the financial year to 31 March 2004 is anticipated to increase by some £3.5 million as a consequence of higher insurance premiums and an increase in the UK employers' National Insurance rate. There will also be additional rent and depreciation charges as a result of the relocation of our US operations to New Jersey, some of which may be offset by the receipt of local state grants to be receivable annually over the next ten years. Effective cost management continues to be a major objective.

Broker employment costs, the largest component of the Group's cost base, have been maintained at 54% of Group turnover for the third year in succession demonstrating the Group's determination to maintain control over broker remuneration. The variable component of broker remuneration cost, which is linked to revenue and profit growth, has now increased to more than half of this cost. A further element of the Group's cost base, estimated to be 7% of Group turnover, is of a variable nature.

The strong revenue performance, combined with prudent cost management, has enabled the Group to increase its operating profit margin to 17% in the financial year ended 31 March 2003 (15% in the prior year).

Operating margins

The Group continues to focus on operating profit margin enhancement through a combination of growth in market share and the application of strict cost controls. The operating profit margin performance of our voice broking businesses and by geographic region is summarised below.

The securities broking margin increased from 11% to 14% assisted by the strong recovery in our US operations which have a large securities broking component.

The reduction in the derivatives and money broking margin needs to be set in the following context: the margin for the prior year benefited from a £1.5 million release in bad debt provision no longer required. If this was excluded, last year's margin would have been 19%. The current year's margin of 18% includes £2 million of incremental costs relating to the Group's *i*-Swap initiative. Excluding these costs, the margin for the financial year would have been 19%.

Our businesses in Europe continued to benefit from strong trading conditions in the region.

The Asia Pacific margin has been affected by the difficult trading environment in Japan and has also been impacted by the integration of the recently acquired businesses in the region. We believe that a stronger and more profitable business will emerge in the financial year to 31 March 2004.

	Year ended 31 March 2003	Year ended 31 March 2002
Activity		
Securities broking	**14%**	11%
Derivatives and money broking	**18%**	20%
Geographic region		
Americas	**12%**	8%
Europe	**20%**	19%
Asia Pacific	**6%**	11%

Note

Operating profit margin is profit before interest and exceptional items but after goodwill amortisation for the Group's continuing operations.

Acquisitions

During the financial year the Group made a number of acquisitions. Further details of these are disclosed in note 14 to the Financial Statements.

First Brokers On 30 April 2002, the Group acquired First Brokers, the leading New York interdealer broker in US dollar denominated corporate debt. Its results have been consolidated into these financial statements as from May 2002. The US corporate bond markets have been very active during the year and this has benefited First Brokers' financial performance which has exceeded pre-acquisition expectations.

The first deferred consideration payment of £13 million was made in May 2003 and was paid entirely in cash. The Group did not take up its option to fund it in part by the issue of shares.

APB APB was acquired by ICAP for an initial cash payment of $15.5 million on 4 October 2002. Further payments, contingent on the future earnings of the business, will be made over four years. The payment in 2003 will be paid in cash. Future payments due in 2004, 2005 and 2006 may, at ICAP's option, be made either wholly in cash or by way of a mixture of cash and shares. APB's results were consolidated into these financial statements from October 2002.

Asian businesses ICAP acquired from Nittan Capital its voice broking businesses in Singapore (where we already owned 20%), Hong Kong and Thailand.The total consideration for the acquisition is estimated to be in the region of £25 million, payable in cash, of which £18 million was paid on completion with the remainder becoming payable in November 2003. These businesses were consolidated into these Financial Statements from mid November 2002.

BrokerTec

On 7 May 2003 the Group completed the acquisition of BrokerTec's fixed income securities businesses for a consideration of £180 million. The initial consideration for the acquisition was satisfied by the issue of 11,989,509 new ordinary shares. Up to an additional 6,744,099 new ordinary shares will be issued after one year, the final number of which will be dependent upon the first year revenues earned by the acquired businesses and ETC, ICAP's existing electronic trading platform.

In the year ended 31 December 2002, the unaudited profit before exceptional items of the BrokerTec businesses acquired was $20.5 million.

Net synergies are anticipated to be at least £2.2 million in the financial year ending 31 March 2004. After taking these synergies into account it is expected that the transaction will be broadly EPS neutral in the year to 31 March 2004.

Exceptional items

The Group received a further £16.2 million of insurance receipts in respect of the World Trade Center disaster in the financial year to 31 March 2003. It is anticipated that we will receive a final payment of some £5 million of material damage insurance receipts in the financial year to 31 March 2004 making a total of £33.1 million received from insurers in respect of the World Trade Center disaster.

During the financial year the Group incurred £3.1 million of expenses in connection with restoring the business following the World Trade Center disaster. In November 2002, our US operations moved into new premises in New Jersey and this brings to a close the World Trade Center disaster related costs.

There were a number of rationalisation costs associated with the acquisition of the Asian businesses and these are reflected in a £1.7 million exceptional charge in the year. Furthermore, there was a £0.6 million loss on the sale of the Group's investment in Nittan Capital Group Ltd.

The integration of BrokerTec and the Group's existing electronic operations has begun and will result in exceptional costs in the financial year to March 2004. In the UK the Group is relocating its London offices in mid 2004 and this may also result in some exceptional costs.

Taxation

The effective tax rate, which excludes goodwill amortisation and exceptional items, has been maintained at 34%. The increasing profit contributions from the US, a high tax jurisdiction, could result in a 1 to 2% rise in the Group's effective tax rate next year.

Earnings and earnings per share (EPS)
The 37% growth in adjusted earnings reflects the increase in pre-tax profit, a constant effective tax rate, and a slight increase in minority interests.

We continue to believe that adjusted EPS, which reflects the business's true cash earnings, is the most appropriate EPS measurement ratio. This excludes goodwill amortisation and exceptional items, but includes share capital which is contingently issuable in respect of the First Brokers and APB acquisitions. Following the exercise of SAYE and executive share options, the number of shares in issue has increased by 2.5 million. The full-year effect of this will be seen in the new financial year.

Adjusted EPS increased by 33% to 77.3p and basic EPS was 77.0p.

Dividend
Subject to shareholder approval, a 23p final dividend is proposed. This compares to 18p in the prior year and would result in a full-year dividend of 30p, which represents a 25% increase on the prior year. This is the third consecutive year that we have been able to increase the dividend and reflects the strong earnings performance and the outlook for the new financial year. The full-year dividend is two and a half times covered.

Cash flow
The effective management of cash resources remains a key management objective. Regular reviews of cash retained in operating subsidiaries are undertaken and where appropriate surplus cash is repatriated to the centre. Capital expenditure is rigorously controlled and monitored by the Group's annual budgeting and regular forecasting cycles. All acquisition opportunities are the subject of detailed due diligence and financial evaluation, including the use of discounted cash flow and return on investment techniques and criteria.

The Group's FRS1 cash flow is set out on page 38 of the Financial Statements.

Consistent with previous years, cash flow is best understood by reference to the movement in net funds (defined as cash, current asset investments less overdrafts and borrowings).

On this basis, net funds, as defined in note 31(c) of the notes to the Financial Statements, increased during the year by £18.9 million to £184.6 million (2002 – £165.7 million).

The table below summarises the key elements that make up the £18.9 million increase in net funds. Most items can be linked back to the Group's FRS1 cashflow statement and related notes. However, the £14.1 million exceptional items outflow requires further explanation and is made up as follows: operating exceptional items paid £8.3 million, capital expenditure of £21.2 million, offset by insurance proceeds in respect of tangible fixed assets of £15.4 million. Apart from a small proportion of the £8.3 million which relates to Asia Pacific, all of these cashflows are in respect of the World Trade Center disaster.

A particularly encouraging feature of cashflow this year has been the strong working capital management as is highlighted in the table below.

	Year ended 31 March 2003 £m
Profit before tax*	123.7
Joint ventures and associates	(3.2)
Depreciation	15.8
Net capital expenditure	(16.0)
Tax	(35.7)
Working capital and other	11.3
	95.9
Acquisitions/investments	(36.4)
Dividends	(26.5)
Exceptional items	(14.1)
Net funds inflow	18.9

*excluding goodwill amortisation and exceptional items.

It is estimated that 75% of the Group's net funds is held by operating subsidiaries to meet regulatory capital, commercial and general working capital requirements. This can vary from time to time depending upon territorial profit mix, regulatory capital rule changes and counterparty perception of the appropriate level of capital required to be retained in the business.

As at 31 March 2003 borrowings were nil and there was a small overdraft of £1 million. During the financial year the Group renewed its banking facilities and now has in place a three-year £50 million loan facility with four commercial banking institutions. This facility is essentially of a working capital nature, although £20 million can be utilised for acquisitions.

Balance sheet

Net assets increased by £66.8 million during the year, and as at 31 March 2003 were £263.2 million.

The Group's tangible fixed assets increased by £22.8 million during the year principally due to the reinstatement of our US operations following the World Trade Center disaster.

The acquisitions undertaken in the year have resulted in a significant increase in goodwill held on the balance sheet. This will increase substantially following the acquisition of BrokerTec.

Deferred consideration is payable in respect of the First Brokers and APB acquisitions and is dependent on their future performance. At the Company's option part of this consideration may be paid by way of issue of shares and this is reflected in the balance sheet as contingent share capital. The cash element is included within creditors.

Following the exercise of SAYE and executive share options some 2.5 million shares were issued resulting in an increase of £19.2 million in the share premium account. The difference of £15.6 million between the exercise price and market price has been charged to the profit and loss reserves in accordance with current accounting standards.

Risk management

The identification, control and monitoring of risks facing the business remains a key management priority and steps have been taken to enhance our risk management procedures. The key risks include operational, credit, market, treasury and reputational risk. Details of our approach to risk management are provided in the Corporate Governance statement on pages 21 to 23.

Foreign exchange

The Group hedges its transactional foreign exchange exposures by the use of foreign exchange contracts and options. The Group's major exposures are to US dollar and euro inflows into the UK. A 10 cent movement in the US dollar before hedging has a £2.5 million impact on profit before tax, goodwill amortisation and exceptional items. A 10 cent movement in the euro before hedging has a £4 million impact. As at 1 May 2003, the Group has 61% of its US dollar exposure for the year to 31 March 2004 hedged at $1.52 and for the year to 31 March 2005 3% is hedged at $1.50. Given the recent euro appreciation against sterling, the opportunity has been taken to start hedging the Group's euro exposures. As at 1 May 2003 the Group had 30% of its euro exposure for the year to 31 March 2004 hedged at a blended euro rate of €1.40. The rate that is actually achieved will vary according to the spot rate at maturity.

The Group does not hedge its translational foreign exchange exposures. The impact of foreign exchange movements on the Group's results is mitigated by translating the profits of its overseas subsidiaries at average exchange rates. Where appropriate, structural hedges via inter-company debt are put in place to further mitigate translational foreign exchange exposures. The only major translational foreign exchange exposure is to the US dollar, where a 10 cent movement would have a £1.5 million impact on pre-tax profit.

Interest rate management

Cash balances are invested only in investments of appropriate quality (not less than AA rated) and for a duration of no longer than two years. Limits are in place to ensure that restrictions are in existence as to the amount of funds that can be invested in any one institution. This is subject to regular review by the Treasury Committee. The overall philosophy is one of capital preservation, liquidity management and then yield enhancement.

The Group has an exposure to interest rate movements in a number of geographic regions. The main exposures are to US interest rates where a 1% movement in interest rates has a £1 million sensitivity to the profit and loss account, and to UK interest rates where a 1% movement impacts profit and loss by £0.5 million. At present the Group has not hedged any of its variable interest rate exposure.

Accounting developments

There have been no new accounting standards issued which required implementation by the Group this year.

The Group continues to monitor accounting developments and in particular the move to International Financial Reporting Standards.

Return on capital

The return on capital employed for the year, measured by dividing the post-tax profit before goodwill amortisation and exceptional items by the average capital employed in the year (after adding back goodwill written off: at 31 March 2003 £41.9 million, at 31 March 2002 £24.9 million), increased from 29% to 30%.

The new financial year

The financial priorities for the forthcoming year are to integrate satisfactorily the BrokerTec acquisition and to increase our profit margins through a combination of growth in market share and effective cost control. We plan to achieve this against a continuing background of strong cash management disciplines.

Jim Pettigrew
Group Finance Director

Directors and Secretary


1
2
4
6
9

1 Charles Gregson, aged 55, was appointed non-executive Chairman on 1 August 2001 having been executive Chairman since 6 August 1998. Between 1978 and 1998, he was responsible for the businesses that became the foundation of Garban. He is also an executive director of United. In addition, he is non-executive Deputy Chairman of Provident Financial plc. **N**

2 Michael Spencer, aged 47, is Group Chief Executive Officer. He was the founder of the private Intercapital Group in 1986 and became Chairman and Chief Executive of Intercapital in October 1998, following the Exco/Intercapital merger. He was appointed non-executive Chairman of Numis Corporation plc in April 2003. He has worked in the City since 1976. **N**

3 David Gelber, aged 55, was appointed Group Chief Operating Officer on 9 September 1999, having been the Chief Operating Officer of Intercapital, following the Exco/Intercapital merger. Prior to joining the Intercapital companies, he held senior trading positions with Citibank and Chemical Bank and was Chief Operating Officer for HSBC Global Markets. He joined IPGL in 1994 as Group Managing Director. In addition to his role as Group Chief Operating Officer, he has managerial responsibility for the Company's operations in the Asia Pacific region. **GR,T**

4 Nicholas Cosh, aged 56, was appointed a non-executive director on 5 December 2000. He is a director of Hornby plc, Bradford & Bingley plc and Computacenter plc. From 1991 to 1997 he was Finance Director of JIB Group plc and until 1991 Finance Director of MAI plc. He is a chartered accountant and is Chairman of the Audit Committee. **A,R**

5 Robert Knox III, aged 59, was appointed a non-executive director on 8 December 1999. With an MBA from Berkeley, he has managed Zion's Capital Markets Group including internet and on-line trading strategy for the past ten years. He is Senior Vice President of Zion's First National Bank. He is also a member of the Regional Advisory Committee of the Bond Market Association, NYC and a director of Roth Capital Markets Inc. **N**

6 Donald Marshall, aged 58, was appointed a non-executive director on 26 July 1999. He is managing partner of Capital Markets Advisors LLC, a firm providing consulting services to major financial institutions with particular reference to derivative products and emerging market credits. He is a director of First Brokers Securities, GovPX Inc and SIF Garban Intercapital, Mexico. He has been a consultant to the Group since December 1998. From 1970 until 1996, he worked for the Euro Brokers group of companies and was Chief Executive from 1980 to 1996. **A**


8
10
5
7
3

7 Stephen McDermott, aged 46, was appointed an executive director on 28 October 1998. He is responsible for electronic trading, having previously been responsible for Garban Americas. Prior to joining the Company, he managed the forward foreign exchange business at Tullett & Tokyo and joined the foreign exchange business of Garban in 1986. He was appointed a director of the US Operations on 29 December 1995. He is also a board member of Columbia University's division of special programs and services.

8 William Nabarro, aged 47, was appointed a non-executive director on 28 October 1998 and is Chairman of the Nominations Committee. He is Vice Chairman of KPMG Corporate Finance. Until July 1999, he was a managing director of SG Hambros Corporate Finance, having initially joined Hambros Bank in 1978. Between 1989 and 1992, he was an executive director of MAI plc with responsibility for MAI's market research activities. **A,N,R**

9 Jim Pettigrew, aged 44, was appointed Group Finance Director on 18 March 1999, having become an executive director on 25 January 1999. In 1988 he joined Sedgwick Group plc as the Finance Director of its Financial Services Division. Between 1993 and 1996 he was the Group Treasurer of Sedgwick Group plc and, from 1996, Deputy Group Finance Director. He is a chartered accountant and a member of the Association of Corporate Treasurers. **GR, T**

10 Paul Zuckerman, aged 57, was appointed a non-executive director on 28 October 1998. He is Deputy Chairman and the senior independent director and Chairman of the Remuneration Committee. He is Chairman of Zuckerman & Associates LLC, a boutique specialising in start-up companies. He is also a director of a number of companies including Merrill Lynch European Equity Hedge Fund Ltd and Dabur Oncology plc. He was a founding member and Managing Director in charge of investment banking at Caspian Securities. Prior to joining Caspian, he was Chairman of SG Warburg Latin America Ltd, Vice Chairman of SG Warburg International and an executive director of SG Warburg & Co Ltd. **A,N,R**

Edward Pank, aged 57, has been Company Secretary since 21 September 1999 having previously been Company Secretary of Intercapital, formerly Exco, from 1987. He is also secretary of all board committees.

Key to membership of committees

A	Audit Committee
N	Nominations Committee
R	Remuneration Committee
GR	Group Risk Committee
T	Treasury Committee

Directors' Report

The directors present their report and the audited Financial Statements of the Group for the year ended 31 March 2003.

Activities, business review and development
A full and fair review of business activities and future developments of the Group is given in the Chairman's Statement, Group Chief Executive Officer's and Group Finance Director's reviews on pages 4 to 15.

Related party transactions
Details of related party transactions are set out in note 29 to the Financial Statements.

Post balance sheet event
On 7 May 2003 the Group completed the acquisition of BrokerTec and details are set out in note 32 to the Financial Statements.

Results and dividends
The results of the Group for the year are set out in the consolidated profit and loss account on page 34. Following payment of the interim dividend, details of which are set out in note 9 to the Financial Statements, the directors recommend a final dividend of 23 pence per share for the year ended 31 March 2003 to be paid on 29 August 2003 to shareholders on the Register on 1 August 2003 (ex-dividend date being 30 July 2003). After allowing for the payment of the proposed dividend, the profit for the year transferred to reserves was £46.5 million.

Directors and directors' interests
Biographical details of the directors who held office throughout the year are given on pages 16 and 17 with the exception of John Nixon who resigned on 1 January 2003 and Declan Kelly who resigned on 22 January 2003. Details of the service contracts of the current directors and of the interests of the directors in the Company's shares are shown in the Remuneration Committee Report on pages 24 to 32.

In accordance with the Company's articles of association, David Gelber and Michael Spencer will stand for re-election at the forthcoming Annual General Meeting. Robert Knox III and Donald Marshall will not be standing for re-election.

Corporate Social Responsibility
Employee involvement and employment practices The Group is committed to achieving the highest standards in its workplace. The policies and practices in place within the Group to deter acts of harassment and discrimination are regularly monitored. The Group maintains a zero tolerance policy concerning sexual harassment, discrimination and retaliation against individuals who report problems in the Group's workplace.

The Group recognises the value of communication with employees at all levels and incentive schemes and share ownership schemes are run for the benefit of employees.

Health and safety The Group has a health and safety policy and is committed to providing for the health, safety and welfare of all its employees and to maintaining standards at least equal to the best practice in the financial services industry.

Equal opportunities The Group is committed to employment policies that follow best practice and offers opportunities for employment, training and career development and promotion based on individual abilities, regardless of gender, race, national origin, disability, age, sexual orientation, or religious or political beliefs.

Environment policy Recognising that the Group's operations are themselves of minimal environmental impact, ICAP's policy is to operate, as far as practicable, environmentally friendly policies and meet the statutory requirements placed on the Group.

Creditor payment policy The Group's policy with regard to the payment of its suppliers is to agree the terms of payment at the start of business with each supplier, ensure that the suppliers are made aware of the terms of payments and pay in accordance with its contractual and legal obligations. The Company does not have any trade creditors.

Charity Day and charitable donations
During the year the Group donated £3.3 million (2002 – £2.8 million) to charitable organisations globally, of which £2.0 million (2002 – £2.0 million) was donated to charitable organisations in the UK. By donating the proceeds of one day's broking each year, ICAP's staff and customers have raised more than £13.3 million in the past ten years which has made a difference to many people around the world.

Political donations
In the UK the Group made a donation to Business for Sterling of £50,000. In the US, during the 2002 election season, the Group made contributions of $35,000 to non-federal accounts and political action committees supporting the Republican Party and $20,000 to non-federal accounts supporting the Democratic Party (2002 – £52,875 to Business for Sterling).

Share capital
All changes in share capital are detailed in note 23 to the Financial Statements. As at 31 March 2003, options existed over 4,110,399 of the Company's ordinary shares of 50 pence in relation to employee share option schemes. Of this figure 843,705 are options over existing shares which are held in Trust and the remainder are expected to be satisfied by new issues of shares. Changes in options under the various schemes are detailed in note 24 to the Financial Statements. On 7 May 2003 11,989,509 shares were issued to BrokerTec Global L.L.C. on completion of the acquisition.

At the Annual General Meeting held on 17 July 2002, the Company was given authority to purchase up to 10,046,409 of its ordinary shares. The authority will expire at the conclusion of the Annual General Meeting to be held on 16 July 2003.

Annual General Meeting
The fifth Annual General Meeting of the Company will be held on Wednesday, 16 July 2003. The Notice of Meeting is set out on pages 67 to 69.

In addition to the ordinary business of voting upon receiving the Annual Report, declaring a dividend, the re-election of directors and the appointment of auditors, the following special business will be considered:

Resolution 6 will be proposed as an Ordinary Resolution to approve the Remuneration Committee Report.

Resolution 7 will be proposed as a Special Resolution. It is to authorise the directors to subdivide and redesignate the preference shares, comprising A Series 7.7 per cent. Preference Shares, A Series 5.6 per cent. Preference Shares, B Series Preference Shares and the C Series Preference Shares, as ordinary shares and amend the articles of association of the Company accordingly. At the time of the demerger from United, a financing facility was put in place taking the form of options exercisable by the Company to require United to subscribe for preference shares in certain tranches. This option expired on 9 September 2001 with none of the preference shares having been issued and therefore the Company now wishes to redesignate the preference shares as ordinary shares and to amend the Company's articles of association accordingly.

Substantial shareholdings
As at 21 May 2003, the Company had been notified of the following interests of 3% or more in its issued ordinary share capital:

	Number of ordinary shares held	% of ordinary shares held
Mr & Mrs Michael Spencer, together with INCAP Netherlands (Holdings) B.V. and Intercapital Private Group Limited*	26,097,312	22.71
Jupiter Asset Management	8,885,836	7.73
Zions Bancorporation	5,941,080	5.17

*Mr and Mrs Michael Spencer own approximately 42% of IPGL which in turn owns approximately 99.1% of INHBV. Accordingly, Mr and Mrs Spencer are deemed by Schedule 13 of the Companies Act 1985 to be interested in all the shares held by IPGL (803,171) and INHBV (25,109,141) respectively. A Trust fund of which their children are beneficiaries holds a further 10,000 shares and Michael Spencer holds 175,000 shares in his own name.

Resolution 8 will be proposed as an Ordinary Resolution. It is to authorise the directors to allot ordinary shares of the Company up to an amount equal to approximately one third of the existing issued share capital.

Resolution 9 will be proposed as a Special Resolution. It is to empower the directors to allot ordinary shares, otherwise than on a pro-rata basis to existing shareholders in connection with any future rights issue for cash, up to an aggregate nominal amount of £2,573,051 (being 5% of the existing issued share capital at 31 March 2003 and approximately 4.5% of the issued share capital at 7 May 2003).

Each of the authorities in Resolutions 8 and 9 lasts for a period of five years, in accordance with institutional guidelines. The directors have no present intention of exercising these authorities. It is normal for boards of listed companies to have these authorities, in order to take advantage of market opportunities as they arise.

Resolution 10 will be proposed as a Special Resolution. It will empower the Company to purchase its own ordinary shares by market purchases not exceeding approximately 10% of the Company's issued share capital as at 7 May 2003. The directors would exercise this authority only if they were satisfied that a purchase would result in an increase in expected earnings per share and would be in the interests of shareholders generally. There is no present intention of exercising this authority and the authority given in the resolution will expire at the conclusion of the Annual General Meeting to be held in 2004.

Resolutions 11 and 12 will be proposed as Ordinary Resolutions to approve the making of political donations and incurring of political expenditure by the Company and its subsidiary Garban-Intercapital Management Services Limited of up to an aggregate amount of £100,000 in the period to the Company's Annual General Meeting to be held in 2004. The Political Parties, Elections and Referendums Act 2000, contains restrictions on companies making donations to EU political organisations or incurring EU political expenditure without prior shareholder approval.

Resolution 13 will be proposed as an Ordinary Resolution. It is to authorise the directors to amend the provisions of article 99.1 by increasing the aggregate annual sum payable to directors by way of fees from £400,000 to £600,000. The directors expect additional non-executive directors to be appointed and accordingly the directors propose an increase.

Resolution 14 will be proposed as an Ordinary Resolution to adopt the ICAP 2003 Bonus Share Matching Plan. Details of the new plan are detailed in the Remuneration Committee Report.

Auditors
PricewaterhouseCoopers were reappointed auditors to the Company on 17 July 2002. Following the conversion of our auditors PricewaterhouseCoopers to a limited liability partnership (LLP) on 1 January 2003, a resolution to appoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to set their remuneration will be proposed. Special notice of this resolution was received by the Company on 21 May 2003.

Statement of directors' responsibilities for the Financial Statements
The directors are required by the Companies Act 1985 to prepare Financial Statements for each accounting period that give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss of the Group for the year. The directors confirm that suitable accounting policies have been used and applied consistently and reasonable and prudent judgements and estimates have been made in the preparation of the Financial Statements for the year ended 31 March 2003. The directors also confirm that applicable United Kingdom accounting standards have been followed.

The directors are responsible for keeping proper accounting records, for taking reasonable steps to safeguard the Group's assets and to prevent and detect fraud and other irregularities.

Going concern
The directors are satisfied that the Company and the Group have adequate resources to continue to operate for the foreseeable future and confirm that the Company and the Group are going concerns.

By order of the board

E.C. Pank
Company Secretary

Corporate Governance Statement
During the year and up to the date of this report the Group fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance. The board of ICAP plc is committed to high standards of Corporate Governance and is reviewing recent developments in this area and will consider making such changes as are necessary and appropriate in due course. The following statement details how the Group has applied the Combined Code.

Directors
Directors and the board The Company is headed by an experienced board of directors consisting of a non-executive Chairman, Group Chief Executive Officer, three further executive directors and five non-executive directors. The board meets at least six times a year, half of those meetings being held in the US. The board has a schedule of matters specifically reserved to it for decision (including strategy, financial policy and major acquisitions and disposals) and has delegated authority to a number of committees each of which has specific areas of responsibility. The committees are Audit, Nominations, Remuneration, Group Risk and Treasury.

Information is provided in a timely manner to directors for all meetings to enable them to exercise their judgement in the discharge of their duties. All directors have access to the advice and services of the Company Secretary and procedures exist to enable them to obtain independent professional advice in respect of their duties.

There is a clear division of roles and responsibilities between the Chairman and Group Chief Executive Officer. There is a balance between non-executive and executive directors on the board (refer to pages 16 and 17 for biographical details of the directors). Paul Zuckerman is the senior independent director. All non-executive directors, other than Charles Gregson, Robert Knox and Donald Marshall, are independent of management and considered by the board to be free from any business or other relationships which could interfere with the exercise of their independence.

Nominations to the board are recommended to the board by the Nominations Committee under its terms of reference. In accordance with the Combined Code and the Company's Articles of Association all directors are subject to election by shareholders at the first opportunity following their appointment and, subsequently, must seek re-election at least once every three years.

The board has delegated authority to the following committees of the board on specific matters. Each committee has a written constitution and defined terms of reference.

(i) Report of the Audit Committee The Audit Committee is responsible for reviewing the Group's Financial Statements, internal financial controls and risk management systems, for ensuring that the independence of the external auditors is maintained and making recommendations as to their re-appointment and also for monitoring and reviewing the effectiveness of the Group's internal audit function. The Committee comprises four non-executive directors:

Nicholas Cosh FCA (Chairman)
Robert Knox III resigned 26 March 2003
Donald Marshall
William Nabarro appointed 22 January 2003
Paul Zuckerman

All members of the Committee, with the exception of Donald Marshall, are considered by the board to be independent. Appointments to the Committee are made by the board on the recommendation of the Group's Nominations Committee following consultation with the Chairman of the Audit Committee.

During the financial year ended 31 March 2003, the Committee met three times with all members attending. Group senior management, the Group Head of Internal Audit and Compliance and representatives from the external auditors also attended, by invitation of the Committee, and the Chairman of the Committee maintained contact with them throughout the year. At the end of each Committee meeting the Group Head of Internal Audit and Compliance and the external auditors are given the opportunity to raise any issues they wish, in private, without group senior management being present. In the forthcoming financial year there will be four meetings to coincide with the start of the external audit cycle, the financial year-end, and the publication of the annual and interim Financial Statements.

The Committee reviews the Group's annual and interim Financial Statements. In doing this it ensures that accounting policies adopted, judgements and disclosures made in the preparation of the Financial Statements are the most appropriate to the circumstances of the Group.

During the year the Committee received regular reports on the work of the Internal Audit department and reviews at least annually the authority, scope of work and resources of the department. The Group Head of Internal Audit and Compliance has direct access to the Audit Committee and its Chairman.

The Committee also reviews and recommends to the board the appointment of the external auditors, their proposed audit scope and fees. It also monitors the balance of audit and non-audit fees to ensure that the independence and objectivity of the external auditors is maintained. The Committee has recommended to the board a policy which it has developed as to the types of non-audit work that can and cannot be undertaken by the external auditors. Any such proposed non-audit assignments, with a fee in excess of £50,000, are subject to the Committee's prior review and approval. As part of its consideration of the annual Financial Statements the Committee has reviewed and is satisfied that the auditors have remained independent of the Group during the financial year and continue to do so to the date of this report.

Management is responsible for maintaining an effective system of internal controls with the board being responsible for reviewing its effectiveness. To assist the board in this duty the Committee reviews the Group's internal financial controls and risk management systems. Details of the steps taken by the Committee to review the effectiveness of the Group's system of internal control are set out below.

(ii) Nominations Committee The Nominations Committee comprises four non-executive directors and one executive director:

William Nabarro (Chairman)
Charles Gregson
Robert Knox III
Michael Spencer
Paul Zuckerman

It recommends to the board appointments for the role of Chairman, Group Chief Executive Officer, executive and non-executive directors. The procedure for appointments is set out in its terms of reference and the Committee meets as required.

(iii) Remuneration Committee The Remuneration Committee comprises three independent non-executive directors:

Paul Zuckerman (Chairman)
Nicholas Cosh
William Nabarro

The Remuneration Committee is responsible for determining the salaries and other remuneration of the executive directors and certain employees. It does not determine the fees payable to the non-executive directors, which are considered and approved by the entire board. Directors are not involved in deciding their own remuneration.

(iv) Group Risk Committee The Group Risk Committee, which comprises such persons as are appointed by the board (who may or may not be directors), is chaired by David Gelber. A quorum consists of either two directors of the Company or one director of the Company and the Group Head of Internal Audit and Compliance. It meets at least every two months and is responsible for addressing compliance issues throughout the Group and developing and monitoring Group risk policies (including credit) and reviewing major new business initiatives.

(v) Treasury Committee The Treasury Committee, which comprises such persons as are appointed by the board (who may or may not be directors), is chaired by Jim Pettigrew. It meets monthly and is responsible for developing, implementing and monitoring Group treasury policies.

Relations with shareholders

The board is accountable to the Company's shareholders for the performance and activities of the Group and is very much aware of the importance of maintaining good relations and communications with all its shareholders. It has a continuing programme of meetings (subject to regulatory constraints) with its major institutional shareholders both in the UK and overseas, where a wide range of relevant issues is discussed and their views sought. All company announcements are posted on the investor relations section of the Company's website, www.icap.com, as soon as they are released and major shareholder presentations are also available. The board recognises that the Annual General Meeting provides shareholders with an opportunity to receive information on the Company's business performance and to question senior management on any business matters.

Accountability and audit

Directors' responsibilities The directors' statement regarding their responsibility for preparing the Group's Financial Statements is set out in the Directors' Report on page 20 and the Independent Auditors' Report regarding their reporting responsibility is detailed on page 33.

Risk management

General As with all businesses the Group faces and manages a number of risks. The board is responsible for setting the Group's risk appetite and for ensuring that the Group's risk management processes are appropriate and operating effectively.

During the financial year ended 31 March 2003 the risks faced by the Group were managed by three committees, Group Risk, Treasury and Credit, each of which has specific terms of reference and is chaired by either the Group Chief Operating Officer or Group Finance Director. Recently steps have been taken to enhance the risk identification, management and monitoring processes within the Group with the appointment of a Group Chief Risk Officer supported by regional Risk Managers. The existing risk management committee structure will report into a Group Risk Committee (previously the Risk and Compliance Committee) which will continue to be responsible for reviewing the principal risks facing the Group and will receive regular assessments and reports on risks identified and ensure that risk management and monitoring controls are in operation throughout the Group in accordance with Group policy as defined by that committee and by best practice.

In order that the board can confirm in the annual accounts that it has reviewed the effectiveness of the internal controls within the Group, a risk assessment process was undertaken. This process involves senior business and support management identifying the key risks facing their business/area, the controls in place to manage monitor and mitigate those risks and confirmation that those controls have been in operation throughout the year. The recent changes made to the Group's risk management processes will ensure that this process is further embedded within the Group.

Credit and market risk The Group transacts business on an agency or matched principal basis. In its role as an intermediary matching buyers and sellers, its exposure to credit and market risk is therefore limited.

With respect to credit risk, all counterparties are subject to regular review and assessment by regional credit officers who then propose, for approval by the relevant credit committee, appropriate limits taking into account the creditworthiness of the counterparty and the nature of the business they transact with the Group. Typically, the Group's counterparties are highly credit rated large financial institutions.

The Group's exposure to market risk is limited as the Group does not run a proprietary trading book. Market risk can arise in those instances where one or both counterparties in a matched principal transaction fail to fulfil their obligations (i.e. an unsettled transaction) or through trade mismatches or other errors. The risk in these situations is restricted to short-term price movements in the underlying stock held by the Group. Any such market risk arising is identified and monitored on a daily basis. Policies and procedures exist to reduce the likelihood of such trade mismatches and to minimise their impact.

The Group does, in certain circumstances, take positions, usually in highly illiquid markets, primarily for customer facilitation purposes and these can give rise to market risk in the event of any price movement. Such risks are monitored and controlled by the setting of limits and the use of hedging arrangements where appropriate.

Treasury risk The Group's Treasury Committee manages and monitors the Group's free cash resources to ensure, inter alia, that the rate on return on such funds is maximised and that any country or institutional risk arising from the deposit of such funds is managed. In addition, the Committee manages the Group's exposure to foreign currency and interest rate risk.

Internal control The board of directors is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place during the year under review and up to the date of approval of these Financial Statements. The process involves local management identifying and evaluating risks specific to their businesses and regions and then periodically reporting formally on this risk assessment to the Group's management.

The key elements of the internal control system are:

- a comprehensive budgetary process, with both annual and regular forecasts being considered and approved by the board;
- monthly monitoring of trading results, balance sheet and cash flow against budget and prior periods with significant variances being investigated and appropriate action taken;
- regular visits to Group operating companies by board members and senior management;
- all transactions authorised in accordance with delegated authority limits approved by the board;
- regular internal audit visits to Group operating companies to carry out reviews of systems and procedures and compliance with Group policies;
- senior management within each region have responsibility for the establishment of appropriate control frameworks within their operations to ensure compliance with Group policies, procedures and standards. They are also responsible for ensuring that risks within their businesses are identified, assessed, controlled and monitored on an ongoing basis.

The board, through the Audit Committee, has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management.

The Group has investments in a number of joint ventures and associated companies. Where the Group is not directly involved in the management of the investment it can influence, through board representation, but not control the internal control systems present in those entities. The board's review of the effectiveness of the system of internal controls in those entities is consequently less comprehensive than in its directly owned subsidiaries.

Internal audit The Group has an internal audit function which undertakes reviews within the Group and provides objective assurance to the board, via the Audit Committee, on the operation and effectiveness of the system of internal control within the Group.

Regulation The Group is regulated on a consolidated basis by the UK Financial Services Authority for the purposes of the European Investment Services Directive. Most Group operating companies are subject to regulatory controls in the countries in which they operate. Adherence to these regulations is monitored, where applicable, by local compliance officers who report regularly via the Group Head of Internal Audit and Compliance to the board.

By order of the board

E.C. Pank
Company Secretary

Remuneration Committee Report

This remuneration report sets out the Group's remuneration policy and details of the remuneration of each of the directors for the financial year ended 31 March 2003.

This report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 16 July 2003. In addition adoption of the Bonus Share Matching Plan (details of which are set out below) will be put to a shareholder vote.

Remuneration Committee
The remuneration policy for executive directors and the determination of individual directors' remuneration packages is delegated to the board's Remuneration Committee.

The Remuneration Committee comprises Paul Zuckerman (Chairman), Nicholas Cosh and William Nabarro all of whom are independent non-executive directors in corporate governance terms.

The Remuneration Committee, recognising the recent growth and performance of the Group, decided during the year to put in place a more structured remuneration framework. Since the Merger, the bonus policy for executive directors has been entirely at the discretion of the Remuneration Committee with no quantitative hurdles or targets set. This is no longer appropriate for a group of ICAP's size. A framework is required that directly reflects the financial performance and successful development of the Group, ensures that the executive directors' overall remuneration is sufficient to retain them and to incentivise them, and that shareholders' interests are fully protected. The significant progress made in growing the Group has to be both consolidated and safeguarded.

Over the past year the Remuneration Committee has conducted a review of remuneration policy, looked at a number of alternative frameworks, and taken cognisance of industry practice in adopting the framework detailed below. The new structure is simple, predominantly performance-based, and seeks to align the executive directors' interests with those of shareholders through the proposed bonus share matching plan. The Remuneration Committee has been assisted in its deliberations on executive directors' remuneration by Mercer Human Resource Consulting Ltd. (Mercers) who were appointed by the Remuneration Committee.

Remuneration policy
The Remuneration Committee has established a policy on the remuneration of executive directors for the current financial year and subsequent financial years based on the following premises:

- the need to recruit and retain executive directors of the highest calibre, having regard to compensation packages offered by competitors and relative performance of competitors in the sector;
- the need for a high performance culture;
- the need to align, as far as possible, the interests of the executive directors with those of the shareholders over the long term;
- the need for a framework that motivates executives in the short term, and links remuneration to the long term performance of the Group and the individual;
- the requirement that remuneration arrangements should suit the rapidly evolving structure of ICAP's industry;
- plans should be transparent and easily communicated;
- the objective of the Committee is to give upper quartile pay for upper quartile performance.

Remuneration components
The executive directors' remuneration comprises: basic salary, performance related bonus, pension contributions, life insurance, medical insurance and, on occasion, car allowance. Subject to shareholder approval, remuneration will also include an award under a bonus share matching plan.
The strategy of the Group is that the basic salaries, pension contributions and other related benefits of executive directors are modest, with bonuses reflecting the performance of the Group and the individual. Salary multiples or upper limits for bonuses are not considered to be appropriate in individual cases. Basic salaries of UK executive directors have not been increased since 1999. Stephen McDermott's salary was increased in 2001.

Calculation of the executive directors' bonus pool
The Remuneration Committee has adopted a framework which establishes a pool from which executive directors' bonuses will be paid. This pool comprises a fixed and a variable percentage of the Group's profit before tax, goodwill amortisation and exceptional items. The actual amount of the pool is in part subject to the achievement of the budgeted profit for the year and part subject to the achievement of agreed specific objectives set for each individual. Half the bonus pool is paid to the executive directors in cash; the other half of the bonus pool is invested in the Bonus Share Matching Plan detailed below.

Bonus Share Matching Plan (BSMP)
The Remuneration Committee has designed a BSMP which is being proposed as Resolution 14 for approval at the Annual General Meeting and which will be used as the framework for bonuses for the year ended 31 March 2003. Subject to obtaining shareholder approval for the BSMP half of the bonus pool will be used to purchase shares of the Company to be held by a Trust over which executive directors will be granted awards. In addition, provided that the executive directors are still employed by the Group at the end of the three year period and still hold their initial basic award these shares will be matched one for one by the Trust. In this way two thirds of each executive director's variable remuneration is, under normal circumstances, directly affected by the performance of the Group's shares over the long term. The Remuneration Committee does not consider it appropriate, as awards reflect the performance in the year in question, to set further performance criteria for the release of the matching element of this bonus.

The performance criteria selected for the year ending 31 March 2004 and the principal terms of the BSMP are as follows:

Performance criteria
- If profit before tax, goodwill amortisation and exceptional items and after executive directors' bonuses is £140 million or more and provided that adjusted EPS is greater than that for the year ended 31 March 2003 the executive directors' bonus pool will be 3% of that profit;
- an additional amount up to 1.5% of that profit may be payable at the discretion of the Remuneration Committee based on the actual profit before tax, goodwill amortisation and exceptional items and the achievement of certain specified personal objectives for executive directors;
- if such profit is below £140 million or there is no increase in adjusted EPS the amount of the executive directors' bonus pool shall be at the discretion of the Remuneration Committee;
- the Remuneration Committee will retain the overriding discretion to make such changes to the bonus arrangements as it believes the circumstances warrant. Such changes may lead to either an increase or a decrease in the bonus pool.

Principal terms of the BSMP
- A basic award equivalent to half a director's bonus will be used to purchase ICAP shares which will be held in Trust;
- UK executive directors will be granted a basic award which can be exercised or vest in whole or in part at any time during a twelve month period after the announcement of the Group's final results for the third financial year following that in which the award is made or on his leaving the Group if earlier;
- in relation to the initial basic and matching awards, these will first become exercisable on 28 May 2006 and may be exercised no later than 27 May 2007;
- UK executive directors will be granted a matching award over the same number of shares as are comprised in his basic award exercisable between the same dates as the basic award provided that the executive director is still employed, is not under notice and retains his basic award;
- a basic award may be exercised early where an executive director ceases to be employed by the Group. A matching award will lapse where an executive director ceases to hold employment, except where such cessation arises on death. On retirement a matching award can be exercised at the end of the three year period provided that the Remuneration Committee determines that the executive director has not operated against the Group's interests after retirement;
- on a change of control a basic award becomes exercisable in full and a matching award will become exercisable pro rata depending on the period elapsed since the date of grant.
- On any date no award may be granted under the BSMP if, as a result:

(a) the aggregate number of shares issued or issuable pursuant to options and rights granted under the BSMP and during the previous ten years under all other employees' share schemes established by the Company (including savings related share option schemes but excluding the ICAP 2001 Unapproved Company Share Option Plan), would exceed ten per cent of the issued ordinary share capital of the Company on that date; and

(b) the aggregate number of shares issued or issuable pursuant to options and rights granted under the BSMP and during the previous ten years under all other discretionary share option schemes established by the Company (other than the ICAP 2001 Unapproved Company Share Option Plan), would exceed five per cent of the issued ordinary share capital of the Company on that date.

Shares purchased for the purposes of the BSMP will not count towards these limits;
- in the event of any variation in the share capital of the Company, adjustments to the number of shares subject to awards may be made by the Committee in such manner and with effect from such date as the Committee may determine to be appropriate;
- until basic and matching awards are exercised, participants have no voting or other rights in respect of the shares subject to their awards;
- awards are not assignable or transferable. Shares transferred pursuant to the BSMP shall rank pari passu in all respects with the ordinary shares already in issue except they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the award;
- benefits obtained under the BSMP shall not be pensionable.

- The Committee may amend the BSMP by resolution provided that:

(a) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants to those provisions of the BSMP relating to eligibility, limitations on the number of shares subject to the BSMP, a participant's maximum entitlement or the basis for determining a participant's entitlement under the BSMP and the adjustment thereof in the event of a variation in capital, except in the case of minor amendments to benefit the administration of the BSMP and amendments to take account of changes in legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group; and

(b) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the BSMP without the prior approval of the majority of the affected participants.

- The BSMP may be terminated at any time by resolution of the board or of the Company in general meeting and shall, in any event, terminate on the tenth anniversary of the date on which the BSMP is approved by the Company in general meeting. Termination will not affect the outstanding rights of participants.

The US executive director will be given a promise to receive an equivalent number of shares to the basic and matching awards equivalent to his cash bonus.

The Trust will waive dividends on all the shares held under the BSMP. Participating executive directors may receive discretionary bonus payments equal to the net cash amount which they would have received from dividends on the shares comprised in the basic award after deductions from the Group.

In subsequent years the Committee will establish appropriate criteria for executive directors' bonus pool at the beginning of that year.

While the BSMP is in operation, the executive directors will not be granted any further options except under the Save-As-You-Earn scheme.

Remuneration for the year ended 31 March 2003

In light of the excellent performance of the Group in the year ended 31 March 2003, with profit before tax, goodwill amortisation and exceptional items increasing from £89.1 million to £123.7 million the Remuneration Committee has, against the backdrop of the proposed BSMP, established a bonus pool for the executive directors that is 3% of profit before tax, goodwill amortisation, exceptional items and before executive directors' bonuses, and an additional 1.44% of such profit. Subject to shareholder approval, half of the performance related bonuses in respect of the year ended 31 March 2003 will be used to purchase shares for basic awards under the BSMP. Matching awards will be granted over an equivalent number of shares in line with the BSMP rules. The sum of £5.75 million has been allocated to the BSMP. In addition the executive directors have received half of this amount in cash as shown in the table on page 28.

Salaries remain unchanged which results in the following levels of remuneration:

Michael Spencer receives a salary of £360,000, a pension contribution of 5% of salary, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus of £3,300,000 comprising cash of £1,650,000 and £1,650,000 which will be used to buy shares to be held in the Trust under the BSMP. 89.6% of total compensation was performance related for the year ended 31 March 2003.

David Gelber receives a salary of £225,000, a pension contribution of 5% of salary, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus of £950,000 comprising cash of £475,000 and £475,000 which will be used to buy shares to be held in the Trust under the BSMP. 79.7% of total compensation was performance related for the year ended 31 March 2003.

Stephen McDermott receives a salary of $450,000. Benefits include a car lease of $18,000 per annum, a maximum pension payment of $5,000, various insurances and a performance-related bonus of £750,000 comprising cash of £375,000 and a promise to deliver a number of shares currently valued at £375,000 in three years' time. 69.4% of total compensation was performance related for the year ended 31 March 2003.

Jim Pettigrew receives a salary of £175,000, a car allowance of £10,000, pension contribution of 10% of salary, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus of £750,000 comprising cash of £375,000 and £375,000 which will be used to buy shares to be held in the Trust under the BSMP. 78.4% of total compensation was performance related for the year ended 31 March 2003.

Remuneration of non-executive directors
The remuneration of non-executive directors is determined by the board.

Nicholas Cosh, **Robert Knox III**, **William Nabarro** and **Paul Zuckerman** receive fees of £30,000 per annum. **Nicholas Cosh** as Chairman of the Audit Committee, **Paul Zuckerman** as Chairman of the Remuneration Committee and **William Nabarro** as Chairman of the Nominations Committee each receive an additional £20,000, £10,000 and £5,000 per annum respectively for those functions. (During the year ended 31 March 2003 **Nicholas Cosh** and **Paul Zuckerman** each received an additional £5,000 for their chairmanships.) A subsidiary of United receives fees from the Group of £93,617 per annum plus VAT for **Charles Gregson**. **Donald Marshall** has entered into a consultancy arrangement with the Company for a fee of $200,000 for 100 days of his time per annum (with any additional time paid at the rate of $2,000 per day).

Breakdown of remuneration
The fixed and performance-related elements of directors' remuneration are illustrated in the table on page 28.

Directors' service contracts
The Company has adopted the following policy on directors' service contracts:

it is the policy of the Company to provide a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract.

No director received compensation for loss of office during the year.

The following table shows details of directors' service contracts:

	Date appointed	Contract date	Term	Expiry	Compensation on early termination
Executive directors					
Michael Spencer	09.09.99	30.09.98 22.07.99	1 Year	Rolling	Note 1
David Gelber	09.09.99	30.09.98 22.07.99 28.03.01 20.05.02	1 Year	Rolling	Note 1
Stephen McDermott (US)	28.10.98	10.04.03	1 Year	Rolling	Note 2
Jim Pettigrew	25.01.99	17.11.98 27.10.99 07.01.00	1 Year	Rolling	Note 3
Non-executive directors					
Charles Gregson Chairman	06.08.98				
Non-executive Chairman	01.08.01	11.07.02	1 Year	Rolling	Note 4
Nicholas Cosh	05.12.00	30.11.00	3 Years Fixed	04.12.03	Note 5
Robert Knox III (US)	08.12.99	10.04.03	Note 6		Note 6
Donald Marshall (US)	26.07.99	10.04.03	No Notice	Review on 26.07.05	Note 7
William Nabarro	28.10.98	10.04.03	No Notice	Review on 28.10.04	Note 7
Paul Zuckerman	28.10.98	10.04.03	No Notice	Review on 28.10.04	Note 7

Notes
1 The contracts of Michael Spencer and David Gelber may be terminated by the Company with no notice in which case the Company is obliged to make a payment of salary and contractual benefits (excluding any bonus) for 12 months.
2 *The contract of Stephen McDermott may be terminated by the Company with no notice in which case the Company is obliged to make a payment of his base salary of $450,000 and his guaranteed bonus of $350,000.*
3 The contract of Jim Pettigrew may be terminated by the Company on no notice in which case the Company is obliged to make a payment of salary and contractual benefits for 12 months.
4 Charles Gregson's services are provided to the Company by a subsidiary of United and this contract is terminable on 12 months' notice.
5 Nicholas Cosh has a contract ending on 4 December 2003. Thereafter he will continue in office without a contract and no notice will be required to be given by the Company on termination after that date. His appointment will be reviewed on 30 November 2006.
6 Robert Knox III is the Zions appointed nominee director subject to an agreement dated 8 December 1999.
7 *William Nabarro, Donald Marshall and Paul Zuckerman do not have contracts with the Company (except for Donald Marshall's consultancy agreement referred to above)* and no notice is required to be given by the Company on termination.

Directors' emoluments and compensation

The remuneration of the directors of the Company for the year ended 31 March 2003 was as follows:

Directors' remuneration

	Notes	Salary and consultancy fees £	Fees £	Benefits £	Cash bonus £	Amounts over which Basic Awards will be granted under BSMP £	Defined contribution pension payment £	**Year ended 31 March 2003 Total £**	Year ended[3][8] 31 March 2002 Total £
Executive directors									
Michael Spencer	1,4,7	360,000	–	4,823	1,650,000	1,650,000	18,000	3,682,823	2,132,809
David Gelber	1,4,7	225,000	–	6,177	475,000	475,000	11,250	1,192,427	991,254
Stephen McDermott (US)	1,4,5,7	291,337	–	36,868	375,000	375,000	3,237	1,081,442	806,744
Jim Pettigrew	1,4,7	175,000	–	14,351	375,000	375,000	17,500	956,851	654,009
Non-executive directors									
Charles Gregson – Chairman	2	–	110,000	–	–	–	–	110,000	346,759
Nicholas Cosh		–	35,000	–	–	–	–	35,000	35,000
Robert Knox III (US)		–	30,000	–	–	–	–	30,000	30,000
Donald Marshall (US)	5,6	199,185	30,000	–		–	–	229,185	424,886
William Nabarro		–	30,000	–	–	–	–	30,000	30,000
Paul Zuckerman		–	35,000	–	–	–	–	35,000	35,000
Former directors									
Jonathan Robson (to 27 November 2001)		–	–	–	–	–	–	–	20,000
John Nixon (to 1 January 2003)	2,5	247,729	22,500	–	–	–	–	270,229	131,062
Declan Kelly (to 22 January 2003)		–	27,500	–	–	–	–	27,500	199,591
Total		**1,498,251**	**320,000**	**62,219**	**2,875,000**	**2,875,000**	**49,987**	**7,680,457**	**5,837,114**

Notes

The remuneration shown above represents amounts payable in respect of services provided by the directors to the Company and its subsidiaries during the year in which they held office as directors of the Company.

1 Matching Awards equivalent to Basic Awards will in addition be granted under the BSMP. Matching Awards may, in normal circumstances, only be exercised if the directors still hold office in three years' time.

2 Payments to third parties: Charles Gregson's remuneration represents fees paid to a subsidiary of United in respect of his services. John Nixon also elected to have his remuneration paid to a third party.

3 Comparative figures represent remuneration payable either during the whole year or from the date of appointment as a director of the Company to 31 March 2002.

4 Benefits may include car allowance, premiums for private medical insurance, permanent health insurance, life insurance and disability insurance and country club membership.

5 The remuneration of Donald Marshall, Stephen McDermott and John Nixon has been converted to sterling using the average exchange rate for the year of £1 – US$ 1.5446 (2002 – £1 – US$1.4326).

6 Donald Marshall received a payment of $601,804.65 representing the difference between 212p and the closing market rate of an ICAP ordinary share on a notional holding of 50,000 shares in accordance with a contractual arrangement.

7 Contributions payable by the Group to pension schemes in respect of the Company's executive directors were all made to defined contribution schemes.

8 Prior year figures have been adjusted to include defined contribution pension payments which are now included in the director's remuneration table above.


Value of £100 invested
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100
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FTSE 250
ICAP plc
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
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Mar 02
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Mar 03
Date

Performance graph
The line graph shows, for the financial year ended 31 March 2003 and for each of the previous four financial periods, the total shareholder return on a holding of the Company's ordinary shares compared with the FTSE 250 index. ICAP plc has been a constituent of the FTSE 250 index since March 2001 and that index is considered to be the most appropriate benchmark.

Share schemes and long term incentive arrangements
The Remuneration Committee has responsibility for overseeing the operation of the Company's share schemes and approving all grants of options and awards under the schemes subject to the rules of the applicable incentive arrangements and the remuneration policy.

The Company has five share schemes:

(a) ICAP 1998 Approved Share Option Plan (ESOP)
(b) ICAP 1998 Unapproved Share Option Plan (UESOP)
(c) ICAP 1998 Sharesave Scheme (SAYE)
(d) ICAP Senior Executive Equity Participation Plan (SEEPP)
(e) ICAP 2001 Unapproved Company Share Option Plan (UCSOP)

The policy in respect of executive options is that these will be heavily restricted and allocation made only to key executives and senior brokers. Awards will be of a size, up to the limits allowed by the plans, to provide a meaningful incentive and an effective retention tool for this particular group of employees. The SAYE scheme is open to those eligible employees who are on an invitation date employed by a Group company designated by the board as a participating company to encourage regular saving linked to investing in the shares of the Company. The SEEPP is the major tool for aligning Group and senior employees' interests and is a key element of the total remuneration package awarded to those senior employees, with allocations being proposed by the board and approved by the Remuneration Committee. It is open to executives and brokers who have earned significant bonuses and whom the board deem to be key to the future of the business.

Some of the Group's employees also retain interests in United shares through continued participation in the United SEEPP. Under the terms of the Demerger, employees with interests in United shares under the United SEEPP and the United Inland Revenue approved SAYE scheme automatically received interests in the Company's shares on a one ICAP for every ten United share basis. United's SEEPP was not triggered by the Demerger and rights over the Company's shares under this plan are shown on page 31.

Performance conditions
The tables on pages 30 and 31 show the share options and interests under long-term incentive schemes held by directors of the Company. The exercise of these options and the vesting of these interests are both subject to the achievement of performance conditions.

Taking account of market conditions it was felt that the target of earnings per share growth exceeding growth in the Retail Price Index by an average of 3% per annum would be sufficiently demanding to motivate the executives concerned while giving a reasonable prospect of the target being met. The method used is a mathematical calculation in accordance with the rules of the schemes. Earnings per share was chosen as a suitable performance measure on the basis that it reflects improvements in the Group's financial results and is transparent to shareholders.

(a) ESOP The ESOP is approved by the Inland Revenue. Options with an aggregate exercise price not exceeding £30,000 may be granted to UK resident executives under this scheme. No options have been granted under this scheme.

(b) UESOP The UESOP is not approved by the Inland Revenue. Options are granted under this scheme to UK resident executives and to non-UK resident executives. The grants of options have a maximum overall grant value of four times annual salary including bonuses. Options granted cannot be exercised until the Group has achieved certain performance criteria (currently growth in earnings per share in excess of growth in the Retail Price Index by an average of 3% per annum over a rolling three year period).

(c) SAYE The SAYE scheme enables eligible employees to acquire options over ordinary shares of the Company at a discount of up to 20% of their market price, using the proceeds of a related SAYE contract. All employees who have worked for the minimum qualifying period on an invitation date are eligible to join the scheme. A Qualifying Employee Share Ownership Trust (QUEST) has been established through which the SAYE scheme has to date operated. Options granted under the SAYE scheme are not subject to performance conditions.

(d) SEEPP The SEEPP is a long term incentive plan for directors and senior executives through which those directors and executives invest in shares of the Company. Occasionally the plan may be used as a "signing on" incentive although, in general, directors and senior executives are invited to waive part of their potential cash bonus in return for rights over the number of shares (Basic Award) which can be purchased with the foregone bonus at the market value of the Company's shares on the date of grant. Participants may also be granted a provisional allocation over additional shares (Matching Award); these matching shares are transferred to the executive on a sliding scale if he/she remains in employment as follows: no shares up to three years; 40% following completion of three but less than four years; and 100% on the fourth anniversary of the date of grant. Subject to the vesting of shares, Matching Awards are not subject to performance conditions because at the time of the original grant in 1999 it was not deemed appropriate to attach performance criteria. A similar version of the plan operates in the US.

(e) UCSOP The UCSOP is not approved by the Inland Revenue. Options may be granted to any full time employee within the Group. No option may be granted to any individual at any time if, as a result, the aggregate number of shares issued or issuable pursuant to options granted to him under the Plan would exceed 250,000. Options are exercisable in three equal instalments on the third, fourth and fifth anniversaries of the date of grant, provided that on the date of exercise of an option, as a minimum, earnings per share growth exceeds growth in the Retail Price Index by an average of 3% per annum over the preceding three years.

Share options

Company long term incentive schemes The interests of the directors in options over the Company's shares resulting from the ICAP 1998 Unapproved Share Option Plan (UESOP), the ICAP 2001 Unapproved Company Share Option Plan (UCSOP), the ICAP 1998 Sharesave Scheme (SAYE), the ICAP Senior Executive Participation Plan (SEEPP) are shown below at 31 March 2002 and 31 March 2003.

	Date of grant	Options held at 31 March 2002	Granted during period	Exercised during period	Options held at 31 March 2003	Exercise period from	Exercise period to	Exercise price (p)	Market price at date exercise (p)	Notional gain (£)
Michael Spencer										
UESOP	30.09.99	175,000	–	175,000	–	30.09.02	29.09.09	212.0	868.5	1,148,875
SAYE	17.01.00	9,588	–	–	9,588	01.03.05	31.08.05	176.0	–	–
David Gelber										
UESOP	30.09.99	125,000	–	125,000	–	30.09.02	29.09.09	212.0	959.0	933,750
SAYE	17.01.00	5,504	–	5,504	–	01.03.03	31.08.03	176.0	860.0	37,647
Stephen McDermott										
UESOP	23.12.98	54,112	–	–	54,112	23.12.01	22.12.08	231.0	–	–
	30.09.99	175,000	–	–	175,000	30.09.02	29.09.09	212.0	–	–
SEEPP	01.06.99	21,566	–	–	21,566	01.06.02	31.05.09	155.0	–	–
UCSOP	31.05.01	150,000	–	–	150,000	31.05.04	30.05.11	501.5	–	–
Jim Pettigrew										
UESOP	30.09.99	68,000	–	68,000	–	30.09.02	29.09.09	212.0	923.5	483,820
SAYE	17.01.00	5,504	–	–	5,504	01.03.03	31.08.03	176.0	–	–
UCSOP	31.05.01	50,000	–	–	50,000	31.05.04	30.05.11	501.5	–	–
Former director Declan Kelly										
UESOP	30.09.99	100,000	–	100,000	–	30.09.02	29.09.09	212.0	959.0	747,000
SAYE	17.01.00	5,504	–	5,504	–	01.03.03	31.08.03	176.0	860.0	36,647

Notes

1 Charles Gregson, Nicholas Cosh, Robert Knox III, Donald Marshall, William Nabarro and Paul Zuckerman, as non-executive directors, have no interest in ICAP shares under any of these schemes.

2 All option figures shown at 31 March 2003 remained unchanged at 21 May 2003.

3 At the close of business on Monday, 31 March 2003, the market price of the Company's ordinary shares was 955p per share and during the year fluctuated in the range 754p to 1001p per share.

4 On 16 January 2003 David Gelber closed down a spread bet on the equivalent of 60,000 ICAP shares at 851.5p. This spread bet was taken out to cover the market risk on the equivalent of 100,000 options after tax.

5 On 28 January 2003 Jim Pettigrew closed three down spread bets on the equivalent of 4,500 ICAP shares at 822p per share, the equivalent of 26,300 ICAP shares at 804p per share and the equivalent of 10,000 ICAP shares at 802p per share. These down spread bets were taken out to cover the market risk in the equivalent of 68,000 options after tax. He also closed a short contract for differences on the equivalent of 5,500 ICAP shares taken out at a price of 810p per share.

United long term incentive schemes The interests of the directors in options over the Company's shares resulting from United schemes are shown below at 31 March 2002 and 31 March 2003.

	Date of grant	Options held at 31 March 2002	Granted during period	Exercised during period	Options held at 31 March 2003	Exercise period from	Exercise period to	Exercise price (p)
Charles Gregson								
Executive schemes	17.11.98	12,480	–	5,120	7,360	17.11.98	13.10.04	nil
SEEPP	17.11.98	3,356	–	–	3,356	16.09.00	29.06.07	nil
Match		3,356	–	–	3,356	16.09.00	29.06.07	nil
Stephen McDermott								
SEEPP	17.11.98	4,993	–	–	4,993	20.09.00	02.04.05	nil
Match		2,495	–	–	2,495	20.09.00	02.04.05	nil

Note
ICAP options cannot be exercised independently from United options and have, therefore, been shown at a nil exercise price.

Group pension arrangements
In the UK, the Group operates a Group Personal Pension Scheme (the Scheme), which is open to new non-broking employees and administered by Scottish Equitable plc. The Group will match contributions paid by members of the Scheme, up to a limit of 5% of basic salary. For new broking employees, or those not eligible for a Group contribution, a stakeholder scheme is available, administered by Standard Life. In addition, the Group administers a number of historic pension arrangements for existing employees.

Various 401k plans are run in the US. These are retirement savings schemes with a choice of investment funds and US federal tax law sets savings limits for employees.

The Group operates defined benefit pension schemes in Germany and the US. Further information can be found in note 27 to the Financial Statements.

Directors' interests in ordinary shares

The interests of the directors in office as at 31 March 2003 in the Company's ordinary shares of 50p each (all of which are beneficial) are shown below at 31 March 2002 and at 31 March 2003.

	As at 31 March 2003	As at 31 March 2002
Directors		
Charles Gregson – Chairman	**32,614**	52,873
Michael Spencer	**26,112,205**	26,102,910
David Gelber	**45,504**	–
Nicholas Cosh	**6,000**	6,000
Robert Knox III	–	–
Donald Marshall	**15,000**	15,000
Stephen McDermott	**10,000**	10,000
William Nabarro	**9,716**	16,716
Jim Pettigrew	**10,000**	5,500
Paul Zuckerman	**8,590**	8,590

Notes

1 At 31 March 2003 the Garban Employee Share Ownership Trust, which is a discretionary trust for the benefit of employees (including directors) of the Group, held 933,590 shares (2002 – 1,104,171). At 31 March 2003 the Qualifying Employee Share Ownership Trust (QUEST) held options over 826,915 ordinary shares of the Company (2002 – 1,868,203) of which Garban-Intercapital Quest Trustees Limited holds 630,000 shares which will be used to satisfy options under the SAYE scheme. Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares. The ICAP Employee Share Trust held no shares at 31 March 2003.

2 Mr and Mrs Michael Spencer own approximately 42% of IPGL which in turn owns approximately 99.1% of INHBV. Accordingly Mr and Mrs Spencer are deemed by Schedule 13 of the Companies Act 1985 to be interested in all the shares in the Company held by IPGL (818,064) and INHBV (25,109,141). A Trust fund, of which their children are beneficiaries, holds a further 10,000 shares and following the exercise of his UESOP option Michael Spencer now holds 175,000 shares in his own name. David Gelber owns 2.7% of IPGL.

3 Robert Knox III is a director of Zions Bancorporation which owns 5.77% of the Company as at 31 March 2003.

By order of the board

Paul Zuckerman
Chairman of the Remuneration Committee

Independent auditors' report to the members of ICAP plc

We have audited the Financial Statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement, the Company balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Committee Report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Committee Report.

Our responsibility is to audit the Financial Statements and the auditable part of the Remuneration Committee Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the auditable part of the Remuneration Committee Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company or Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. The other information comprises only the Group Overview, Developments, the Financial Highlights, Chairman's Statement, Group Chief Executive Officer's Review, Group Finance Director's Review, Directors and Secretary, Directors' Report, Corporate Governance and the remainder of the Remuneration Committee Report.

We review whether the corporate governance statement reflects the Company's and Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the auditable part of the Remuneration Committee Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the auditable part of the Remuneration Committee Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Opinion

In our opinion:

- the Financial Statements give a true and fair view of the state of the affairs of the Company and the Group at 31 March 2003 and of the profit and cash flows of the Group for the year then ended;
- the Financial Statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Committee Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
London
27 May 2003

Consolidated Profit and Loss Account

	Note	Before goodwill amortisation and exceptional items £m	Goodwill £m	Exceptional items (note 3) £m	Total £m
		Year ended 31 March 2003			
Turnover including share of joint ventures					
Continuing operations		607.4	–	–	**607.4**
Acquisitions		78.1	–	–	**78.1**
	2	685.5	–	–	**685.5**
Less share of joint ventures' turnover		(21.2)	–	–	**(21.2)**
Group turnover		664.3	–	–	**664.3**
Operating expenses		(550.8)	(16.7)	(4.0)	**(571.5)**
Continuing operations		98.8	(7.3)	(2.3)	**89.2**
Acquisitions		14.7	(9.4)	(1.7)	**3.6**
Group operating profit		113.5	(16.7)	(4.0)	**92.8**
Share of operating profit of joint ventures and associates		7.1	(0.3)	–	**6.8**
Total operating profit		120.6	(17.0)	(4.0)	**99.6**
Net profit/(loss) on disposal of tangible fixed assets		–	–	15.4	**15.4**
Profit on sale of investments		–	–	–	**–**
Net loss on termination and disposal of operations		–	–	(0.6)	**(0.6)**
Amounts written off investments		–	–	–	**–**
Profit before interest	2	120.6	(17.0)	10.8	**114.4**
Net interest receivable/(payable)	7	3.1	–	–	**3.1**
Profit on ordinary activities before taxation		123.7	(17.0)	10.8	**117.5**
Taxation on profit on ordinary activities	8	(42.5)	3.9	0.5	**(38.1)**
Profit on ordinary activities after taxation		81.2	(13.1)	11.3	**79.4**
Minority interests – equity		(2.6)	–	–	**(2.6)**
Profit for the financial year		78.6	(13.1)	11.3	**76.8**
Dividends	9	(30.3)	–	–	**(30.3)**
Retained profit for the financial year		48.3	(13.1)	11.3	**46.5**
Earnings per share					
– basic	10				**77.0p**
– diluted	10				**73.4p**
– adjusted	10	77.3p			

There is no difference between the profit on ordinary activities before taxation and the retained profit for the years stated above and their historical cost equivalents.

Year ended 31 March 2002			
Before goodwill amortisation and exceptional items £m	Goodwill £m	Exceptional items (note 3) £m	Total £m
551.7	–	–	551.7
–	–	–	–
551.7	–	–	551.7
(23.8)	–	–	(23.8)
527.9	–	–	527.9
(447.8)	(6.3)	(7.0)	(461.1)
80.1	(6.3)	(7.0)	66.8
–	–	–	–
80.1	(6.3)	(7.0)	66.8
5.8	(1.9)	(3.5)	0.4
85.9	(8.2)	(10.5)	67.2
–	–	(7.3)	(7.3)
–	–	32.1	32.1
–	–	(2.2)	(2.2)
–	–	(6.7)	(6.7)
85.9	(8.2)	5.4	83.1
3.2	–	(2.5)	0.7
89.1	(8.2)	2.9	83.8
(30.5)	–	0.2	(30.3)
58.6	(8.2)	3.1	53.5
(1.1)	–	–	(1.1)
57.5	(8.2)	3.1	52.4
(23.8)	–	–	(23.8)
33.7	(8.2)	3.1	28.6
			52.8p
			51.7p
58.0p			

Consolidated Balance Sheet

	Note	As at 31 March 2003 £m	As at 31 March 2002 £m
Fixed assets			
Intangible assets	11	**118.8**	42.8
Tangible assets	12	**51.1**	28.3
Investments			
– Investments in joint ventures	13		
Share of gross assets		**10.7**	10.2
Share of gross liabilities		**(5.5)**	(4.1)
Goodwill arising on acquisition		**0.9**	1.0
		6.1	7.1
– Investments in associates	13	**5.6**	5.7
– Investments in own shares	13	**2.2**	2.0
– Other investments	13	**3.1**	5.6
		17.0	20.4
		186.9	91.5
Current assets			
Debtors	15	**648.5**	1,411.2
Investments	16	**11.5**	11.9
Cash at bank and in hand		**174.1**	155.8
		834.1	1,578.9
Creditors: amounts falling due within one year	17	**(723.3)**	(1,454.5)
Net current assets		**110.8**	124.4
Total assets less current liabilities		**297.7**	215.9
Creditors: amounts falling due after more than one year	18	**(27.1)**	(10.3)
Provisions for liabilities and charges	20	**(7.4)**	(9.2)
Net assets	2	**263.2**	196.4
Capital and reserves			
Called up share capital	23	**51.4**	50.2
Contingent share capital	25	**22.9**	–
Share premium account	25	**28.6**	9.4
Other reserves	25	**33.0**	36.9
Profit and loss account	25	**118.9**	92.0
Shareholders' funds – equity		**254.8**	188.5
Minority interests – equity		**8.4**	7.9
		263.2	196.4

Approved by the board on 27 May 2003 and signed on its behalf by:

Michael Spencer
Group Chief Executive Officer

Jim Pettigrew
Group Finance Director

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Profit for the financial year	**76.8**	52.4
Adjustments to reserve		
– Exchange adjustments on net investments in overseas undertakings	**(7.7)**	(2.3)
– Other recognised exchange losses	**(0.2)**	(0.1)
Total recognised gains and losses for the year	**68.9**	50.0

Reconciliation of Movements in Consolidated Shareholders' Funds

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Opening shareholders' funds	**188.5**	162.0
Movements during the year		
Total recognised gains and losses for the year	**68.9**	50.0
Other movements		
– Dividends	**(30.3)**	(23.8)
– Shares issued	**4.8**	0.3
– Contingent share capital	**22.9**	–
Closing shareholders' funds	**254.8**	188.5

Consolidated Cash Flow Statement

	Note	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Cash inflow from operating activities			
Before operating exceptional items	31	**142.1**	82.7
Operating exceptional items paid		**(8.3)**	(3.2)
		133.8	79.5
Dividends received from joint ventures and associates		**3.9**	1.6
Returns on investments and servicing of finance			
Interest received from third parties		**5.0**	4.4
Interest paid to third parties		**(0.4)**	(3.3)
Dividends paid to minority interests		**(1.6)**	(1.0)
		3.0	0.1
Taxation			
UK Corporation Tax paid		**(15.5)**	(13.6)
Overseas tax paid		**(20.2)**	(8.2)
		(35.7)	(21.8)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		**(36.6)**	(21.9)
Receipts from sale of tangible fixed assets		**0.9**	0.4
Insurance proceeds in respect of tangible fixed assets		**15.4**	2.8
Payments to acquire fixed asset investments		**(3.0)**	(10.1)
Receipts from sale of fixed asset investments		**1.5**	41.7
		(21.8)	12.9
Acquisitions and disposals			
Acquisition of interests in businesses		**(54.9)**	(9.8)
Acquisition of associates and joint ventures		**(0.1)**	–
Cash held by subsidiaries acquired		**18.6**	3.6
Disposal of interests in businesses		**–**	(1.0)
		(36.4)	(7.2)
Equity dividends paid		**(24.9)**	(20.8)
Management of liquid resources			
Purchase of current asset investments		**–**	(8.6)
Financing			
Proceeds from issue of ordinary shares		**3.5**	0.3
Repayment of other short-term loans from third parties		**(1.4)**	–
Capital element of finance lease rental payments		**–**	(0.7)
		2.1	(0.4)
Increase in cash in the year	31	**24.0**	35.3

Company Balance Sheet

	Note	As at 31 March 2003 £m	As at 31 March 2002 £m
Fixed assets			
Investments in subsidiary undertakings	13	**103.2**	103.2
Investments in own shares	13	**2.2**	1.8
		105.4	105.0
Current assets			
Debtors	15	**53.5**	24.5
Cash at bank and in hand		**0.3**	0.2
		53.8	24.7
Creditors: amounts falling due within one year	17	**(23.6)**	(44.2)
Net current assets/(liabilities)		**30.2**	(19.5)
Net assets		**135.6**	85.5
Capital and reserves			
Called up share capital	23	**51.4**	50.2
Contingent share capital	25	**22.9**	–
Share premium account	25	**28.6**	9.4
Other reserves	25	**0.1**	0.1
Profit and loss account	25	**32.6**	25.8
Shareholders' funds – equity		**135.6**	85.5

Approved by the board on 27 May 2003 and signed on its behalf by:

Michael Spencer
Group Chief Executive Officer

Jim Pettigrew
Group Finance Director

1 Principal accounting policies

(a) Basis of preparation

The Financial Statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The Group's principal accounting policies are unchanged compared with the year ended 31 March 2002.

(b) Basis of consolidation

The Group's consolidated Financial Statements comprise the Financial Statements of the Company and its subsidiary undertakings. Details of the Group's principal subsidiaries are given on pages 64 and 65.

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of acquired or disposed businesses from the effective date of acquisition or disposal.

In the Group's consolidated Financial Statements, joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets.

(c) Turnover

Turnover comprises commission and brokerage income derived from securities broking, derivatives and money broking, electronic broking and information services.

Securities broking comprises voice broking mainly on a matched principal basis. To represent the substance of matched principal services provided by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income represents the differential between the consideration received on the sale of the security and its purchase.

Derivatives and money broking comprises voice broking mainly on an agency basis. For agency trades turnover is stated net of rebates and discounts, value added tax and other sales taxes.

Electronic broking includes the broking of securities and derivatives and money broking products on electronic platforms. Turnover recognition for these products is in accordance with the treatment for the equivalent voice broked products.

Turnover from information services arises from the sale of financial information to third parties. This is stated net of value added tax and other sales taxes.

(d) Goodwill

Goodwill arises upon the acquisition of subsidiary and associated undertakings and joint ventures and represents the cost of the acquisition in excess of the fair value of the Group's share of the net assets acquired. Fair values are determined based upon an assessment of the value of the individual assets and liabilities acquired, including reference to market prices where relevant.

For acquisitions prior to 1 January 1998, goodwill was written off directly to reserves. The transitional arrangements of FRS 10 "Goodwill and intangible assets" allow this goodwill to remain eliminated. Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

For acquisitions on or after 1 January 1998, goodwill is capitalised and amortised to the profit and loss account on a straight line basis over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition and is subsequently reviewed at the end of each reporting period by considering the nature of the business acquired, the economic environment in which it operates and the period of time over which the Group expects to derive value from the purchase of the business, and is typically not more than ten years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included within their carrying value.

(e) Tangible fixed assets

Tangible fixed assets are stated at historical cost less provision for any impairment in their values and are depreciated on a straight line basis over their expected useful economic lives as follows:

Short leasehold property	Period of lease
Furniture, fixtures and equipment	3 – 5 years
Motor vehicles	3 – 4 years

Software development costs are capitalised and amortised on a straight line basis over 3 – 5 years.

The Group selects its depreciation rates carefully and reviews them to take account of any changes in circumstances. These rates are determined upon consideration of factors such as the expected rate of technological development and anticipated usage levels. Depreciation is charged against assets from the date at which the Group begins to derive economic benefit from the asset.

When a leasehold property becomes surplus to the Group's foreseeable business requirements, provision is made on a discounted basis for the expected future net cost of the property.

(f) Leased assets

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

(g) Fixed asset investments

(i) Subsidiary undertakings

An undertaking is regarded as a subsidiary undertaking if the Group has control over its operating and financial policies.

In the Company's financial statements, investments in subsidiary undertakings are stated at historical cost less provision for any impairment in their values.

(ii) Joint ventures and associates

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence will generally exist where the Group holds more than 20% and less than 50% of the shareholders' voting rights.

(iii) Other investments

Other fixed asset investments are stated at historical cost less provision for any impairment in their values.

(h) Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to an impairment review if there are events or changes in circumstances that indicate that the carrying value of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the net book value of the fixed asset or goodwill with its recoverable amount (the higher of net realisable value and value in use). Net realisable value represents the amount at which the asset could be sold. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying value of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the year in which it occurs.

(i) Matched principal business

Certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unmatched. Substantially all the transactions settle within a short period of time and the settlement risk is considered to be minimal. In order to reflect the substance of these transactions, the amounts due to and payable by counterparties in respect of matched principal business expected to settle in the normal course of trading are offset and the net amount is included in trade debtors. For information purposes, the gross amounts are disclosed in note 15.

Outstanding transactions which have gone beyond settlement date (initially unsettled transactions) and where neither side of the transaction has settled are shown gross and are included in trade debtors and trade creditors in notes 15 and 17. Transactions where one side has settled but the other remains outstanding (unmatched transactions) are also shown as the gross amount on the balance sheet in either trade debtors or trade creditors with the corresponding amount included as a cash movement.

(j) Stock lending transactions

Certain Group companies are involved in collateralised stock lending transactions as an intermediary between counterparties. Although the legal form of such transactions is that the securities broker acts as principal on both sides of the transaction, the substance of the transaction is that the Group companies involved act as intermediaries and assume minimal risk. Accordingly, the deposits paid and received for securities borrowed and loaned have been offset and only the net amount is included in debtors. For information purposes, the gross amount is disclosed in note 15.

(k) Current asset investments

Current asset investments are stated at the lower of cost and net realisable value. The net realisable value for the traded investments is based upon readily ascertainable market prices.

(l) Pension costs

Defined contribution pension costs charged to the profit and loss account represent employer's contributions payable in respect of the year. Defined benefit pension costs are charged to the profit and loss account on a systematic basis over the service lives of the eligible employees in accordance with the advice of qualified actuaries.

Certain assumptions and estimates are made in order to value the Group's defined benefit pension schemes and these are disclosed in note 27.

(m) Employee share ownership trusts

Investments in own shares held in connection with the Group's employee share schemes are treated as assets of the sponsoring company until such time as they vest unconditionally in the participating employees. Any excess of the cost of the shares to the trust over the exercise price of the options granted over them is amortised to the profit and loss account over the period of service in respect of which the participating employees are awarded the options.

(n) Deferred taxation

Deferred tax is recognised as an asset or a liability if transactions have occurred at the balance sheet date that give rise to a right to pay less taxation in the future or an obligation to pay more taxation in the future. An asset is not recognised to the extent that the transfer of economic benefits in the future is uncertain. Deferred tax assets and liabilities which are recognised are not discounted.

No provision is made in respect of any further taxation liability that would arise on the distribution of retained earnings of overseas subsidiary undertakings, joint ventures and associates.

1 Principal accounting policies continued

(o) Foreign currencies

At entity level, transactions denominated in foreign currencies are translated into sterling at the exchange rate ruling on the date the transaction is recorded. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date. Exchange differences are taken to the profit and loss account.

On consolidation, the results of overseas businesses are translated into sterling at the average exchange rate for the year and their assets and liabilities are translated into sterling at the exchange rate ruling at the balance sheet date. Exchange differences arising on translating the net assets and liabilities of overseas businesses and, to the extent permitted by SSAP 20 "Foreign currency translation", exchange differences on foreign currency borrowings taken out to hedge investments in overseas businesses are taken directly to reserves.

In the cash flow statement, cash flows denominated in foreign currencies are translated into sterling at the average exchange rate for the year.

(p) Financial instruments

Foreign exchange contracts are used to hedge foreign exchange exposures both on assets and liabilities recognised in the Financial Statements and forecast receipts and payments denominated in foreign currencies. Gains and losses on foreign currency contracts are offset against the exchange differences arising on the hedged assets and liabilities. Where a contract is a hedge against future transactions, gains and losses on the contract are deferred until the transaction is recognised in the Financial Statements.

Underlying principal amounts and unrecognised gains and losses of financial instruments used for hedging purposes outstanding at 31 March 2003 are disclosed in note 21 to the Financial Statements.

(q) Debt provisioning

Provisions are made for specific debts when it is considered that the credit-worthiness of the debtor has deteriorated such that the recovery of all or part of a debt is in serious doubt.

A general provision is made in respect of potential losses which are judged to be present in debtor balances at the balance sheet date, but which will not be identified as such until some time in the future. The level of provision is based upon the previous experience of such losses in the Group and is reviewed on a periodic basis. The accuracy of the provision is periodically assessed against any actual losses that have arisen. All provisions are recorded within operating expenses in the profit and loss account.

2 Segmental information

(a) Turnover

	Year ended 31 March 2003				Year ended 31 March 2002		
	Continuing operations £m	Acquisitions £m	Joint ventures £m	Total £m	Continuing operations £m	Joint ventures £m	Total £m
Analysis by activity							
Securities broking	**284.0**	**63.4**	**6.3**	**353.7**	257.6	4.8	262.4
Derivatives and money broking	**278.7**	**14.7**	**14.9**	**308.3**	251.0	19.0	270.0
Electronic broking	**10.8**	**–**	**–**	**10.8**	7.3	–	7.3
Information services	**12.7**	**–**	**–**	**12.7**	12.0	–	12.0
	586.2	**78.1**	**21.2**	**685.5**	527.9	23.8	551.7
Analysis by geographic location							
Americas	**230.1**	**70.6**	**14.4**	**315.1**	204.8	14.0	218.8
Europe	**298.5**	**1.6**	**6.1**	**306.2**	270.2	9.8	280.0
Asia Pacific	**57.6**	**5.9**	**0.7**	**64.2**	52.9	–	52.9
	586.2	**78.1**	**21.2**	**685.5**	527.9	23.8	551.7

The geographic analysis presented above shows turnover by origin. There is no material difference between turnover by origin and turnover by destination.

(b) Profit before interest

	Year ended 31 March 2003				Year ended 31 March 2002		
	Continuing operations £m	Acquisitions £m	Joint ventures and associates £m	Total £m	Continuing operations £m	Joint ventures and associates £m	Total £m
Analysis by activity							
Securities broking	**41.0**	**5.4**	**0.8**	**47.2**	28.0	0.5	28.5
Derivatives and money broking	**50.5**	**(0.1)**	**6.5**	**56.9**	49.6	5.6	55.2
Electronic broking	**(8.1)**	–	**(0.5)**	**(8.6)**	(11.6)	(2.2)	(13.8)
Information services	**8.1**	–	–	**8.1**	7.8	–	7.8
	91.5	**5.3**	**6.8**	**103.6**	73.8	3.9	77.7
Exceptional items (note 3)				**10.8**			5.4
Total				**114.4**			83.1
Analysis by geographic location							
Americas	**26.9**	**5.1**	**2.8**	**34.8**	17.0	(0.9)	16.1
Europe	**61.0**	–	**2.4**	**63.4**	51.2	3.1	54.3
Asia Pacific	**3.6**	**0.2**	**1.6**	**5.4**	5.6	1.7	7.3
	91.5	**5.3**	**6.8**	**103.6**	73.8	3.9	77.7
Exceptional items (note 3)				**10.8**			5.4
Total				**114.4**			83.1

The above analysis of profit before interest includes goodwill amortisation of £17.0m (2002 – £8.2m).

(c) Net assets

	As at 31 March 2003				As at 31 March 2002		
	Continuing operations £m	Acquisitions £m	Joint ventures and associates £m	Total £m	Continuing operations £m	Joint ventures and associates £m	Total £m
Analysis by activity							
Securities broking	**105.3**	**7.3**	**2.3**	**114.9**	83.3	0.4	83.7
Derivatives and money broking	**109.0**	**9.7**	**9.0**	**127.7**	77.3	11.4	88.7
Electronic broking	**(12.5)**	–	**0.5**	**(12.0)**	(7.4)	1.0	(6.4)
Information services	**13.1**	–	–	**13.1**	8.0	–	8.0
Holding companies	**19.5**	–	–	**19.5**	22.4	–	22.4
	234.4	**17.0**	**11.8**	**263.2**	183.6	12.8	196.4
Analysis by geographic location							
Americas	**97.7**	**9.7**	**4.0**	**111.4**	47.7	5.1	52.8
Europe	**119.9**	–	**6.8**	**126.7**	122.9	6.3	129.2
Asia Pacific	**16.8**	**7.3**	**1.0**	**25.1**	13.0	1.4	14.4
	234.4	**17.0**	**11.8**	**263.2**	183.6	12.8	196.4

Following the acquisition of Nittan Capital (Hong Kong) Ltd in November 2002 (note 14) the business was merged with the Group's existing business in Hong Kong. As a result it is not practicable to separately identify the post-acquisition results or net assets of the acquired company so the results of the merged business have been included within continuing operations.

3 Exceptional items

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Operating exceptional items (a)		
Operating expenses relating to the World Trade Center disaster	**(3.1)**	(16.1)
Business interruption insurance proceeds received	**0.8**	9.1
Exceptional items relating to acquisitions	**(1.7)**	–
	(4.0)	(7.0)
Exceptional goodwill written off relating to Blackbird Holdings Inc.	**–**	(3.5)
	(4.0)	(10.5)
Non-operating exceptional items (b)		
Net profit/(loss) on disposal of tangible fixed assets		
– Tangible fixed assets written off	–	(10.1)
– Insurance proceeds received	**15.4**	2.8
	15.4	(7.3)
Profit on sale of investments	**–**	32.1
Net loss on termination and disposal of operations	**(0.6)**	(2.2)
Other exceptional items		
Amounts written off investments (c)	**–**	(6.7)
Exceptional items included in profit before interest	**10.8**	5.4
Interest paid (d)	**–**	(2.5)
Taxation (e)	**0.5**	0.2
Total exceptional profits	**11.3**	3.1

(a) Operating exceptional items

Operating exceptional items recognised during the year ended 31 March 2003 were:

– expenses in connection with the World Trade Center disaster of £3.1m (year ended 31 March 2002 – £16.1m). These principally consisted of costs incurred in restoring the business;

– proceeds from the business interruption insurance policy of £0.8m (2002 – £9.1m);

– expenses of £1.7m relating to reorganisation and rationalisation costs in respect of acquired Asian businesses (note 14).

(b) Non-operating exceptional items

Non-operating exceptional items recognised during the year ended 31 March 2003 were:

– a profit of £15.4m representing material damage insurance proceeds received in connection with the World Trade Center disaster;

– a loss of £0.6m on the sale of the Group's 5% investment in Nittan Capital Group Limited.

Non-operating exceptional items recognised during the year ended 31 March 2002 were:

– a net loss of £7.3m representing the write-off of tangible fixed assets destroyed in the World Trade Center of £10.1m less insurance proceeds of £2.8m;

– a net profit of £32.1m on the sale of shares in The London Stock Exchange, LIFFE and the Deutsche Börse;

– a net loss on the termination and disposal of operations of £2.2m comprising the closure of the retail gilts business in the UK, the closure of a Canadian joint venture operation, the closure of the Paris office and the sale of Harlow Meyer Savage (Luxembourg) SA.

(c) Amounts written off investments

In the year ended 31 March 2002, £6.7m was written off investments relating to an impairment of the investment in MoneyLine.

(d) Interest paid

In the year ended 31 March 2002, an interest charge of £2.5m was the result of temporary additional funding required to fund unmatched trades following the World Trade Center disaster.

(e) Taxation

A taxation credit of £0.5m (2002 – credit of £0.2m) arose on the exceptional items for the year (note 8).

(f) Segmental analysis of exceptional items included in profit before interest

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Analysis by activity		
Securities broking	**6.9**	16.3
Derivatives and money broking	**3.9**	0.1
Electronic broking	**–**	(11.0)
	10.8	5.4
Analysis by geographic location		
Americas	**13.1**	(23.4)
Europe	**–**	28.8
Asia Pacific	**(2.3)**	–
	10.8	5.4

4 Profit on ordinary activities before taxation

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Profit on ordinary activities before taxation is stated after charging:		
Amortisation of intangible fixed assets		
– Subsidiaries	**16.7**	6.3
– Joint ventures and associates (including exceptional goodwill of £3.5m in 2002)	**0.3**	5.4
Amortisation of other investments	**0.1**	–
Amortisation of the cost of own shares	**0.6**	0.5
Depreciation of tangible fixed assets	**15.8**	10.9
Operating lease rentals		
– Property	**7.4**	5.2
– Plant and equipment	**0.4**	0.3
Auditors' remuneration		
– Accounting and audit related services	**1.2**	1.0
– Transaction services	**0.9**	0.1
– Taxation services	**2.0**	1.7
– Other	**0.2**	1.7

Auditors' remuneration in respect of the Company was borne by subsidiary undertakings.

5 Employee information

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
(a) Analysis of employee costs		
Salaries (including bonuses)	**377.1**	297.7
Social security costs	**22.9**	20.5
Pension costs		
– Defined contribution schemes	**4.9**	4.5
	404.9	322.7

	Average		Year end	
	Year ended 31 March 2003	Year ended 31 March 2002	**As at 31 March 2003**	As at 31 March 2002
(b) Number of employees				
Analysis by activity				
Securities broking	**1,221**	1,054	**1,255**	1,090
Derivatives and money broking	**1,230**	1,013	**1,412**	1,050
Electronic broking	**47**	43	**44**	47
Information services	**21**	22	**21**	21
	2,519	2,132	**2,732**	2,208
Analysis by geographic location				
Americas	**909**	704	**970**	735
Europe	**1,158**	1,095	**1,159**	1,145
Asia Pacific	**452**	333	**603**	328
	2,519	2,132	**2,732**	2,208

6 Directors' remuneration

A detailed explanation and analysis of the remuneration of each of the Company's directors and their interests in the Company's shares is set out in the Remuneration Committee Report on pages 24 to 32.

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Aggregate emoluments		
– Fees	**0.2**	0.4
– Salaries	**1.2**	1.1
– Bonuses	**5.7**	3.7
– Gains made on the exercise of share options	**3.4**	–
– Other benefits	**0.1**	0.1
	10.6	5.3
Sums paid to third parties for directors' services	**0.4**	0.5
Employers' contribution to pension schemes	**0.1**	0.1

Of the figures in the table above, the amounts attributable to the highest paid director, Michael Spencer, are as follows:

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Aggregate emoluments		
– Salary	**0.4**	0.4
– Bonus	**3.3**	1.7
– Gain made on the exercise of share options	**1.2**	-
	4.9	2.1

7 Net interest receivable/(payable)

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Interest receivable and similar income		
– Bank deposits	**3.4**	4.1
– Share of interest receivable of joint ventures and associates	**0.2**	0.3
– Other interest receivable	**1.4**	–
	5.0	4.4
Interest payable and similar charges		
– Bank loans and overdrafts	**(0.4)**	(0.8)
– Unwinding of discount on deferred consideration	**(1.2)**	–
– Unwinding of discount on provisions (note 20)	**(0.3)**	(0.4)
	(1.9)	(1.2)
Net interest receivable before exceptional interest	**3.1**	3.2
Exceptional interest paid (note 3)	**–**	(2.5)
Net interest receivable	**3.1**	0.7

8 Taxation on profit on ordinary activities

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Current taxation		
UK Corporation Tax at 30.0% (2002 – 30.0%)		
– Current year	**20.9**	18.3
– Double tax relief	**(0.7)**	(0.5)
– Adjustment to prior years	**–**	(0.5)
Overseas taxation		
– Current year	**15.7**	10.5
– Adjustment to prior years	**(1.5)**	(0.3)
	34.4	27.5
Deferred taxation (note 19)		
– Current year	**0.1**	(0.4)
– Adjustment to prior years	**0.6**	–
	35.1	27.1
Share of taxation of joint ventures and associates	**3.0**	3.2
	38.1	30.3

The Group's UK tax charge is stated after taking into account the tax effect of exceptional items which reduced the Group's tax charge by £0.5m (2002 – reduction of £0.2m). The Group's share of taxation of joint ventures is £1.9m (2002 – £2.1m) and of associates is £1.1m (2002 – £1.1m).

The Group's UK tax charge for the year ended 31 March 2003 exceeds the UK statutory rate and can be reconciled as follows:

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Profit on ordinary activities before tax	**117.5**	83.8
Profit on ordinary activities at the standard rate of Corporation Tax of 30.0% (2002 - 30.0%)	**35.3**	25.1
Expenses not deductible for tax purposes	**6.6**	5.4
Additional tax deductible items not in the profit and loss account	**(3.3)**	–
Capital allowances (in excess of)/less than depreciation	**(0.4)**	3.1
Other timing differences	**(3.3)**	(1.6)
Adjustments in respect of foreign tax rates	**3.5**	1.8
Utilisation of capital gains	**–**	(3.4)
Adjustment to tax in respect of prior year	**(0.9)**	(0.8)
Adjustments in respect of joint ventures and associates	**1.0**	0.8
Other	**(0.4)**	(0.1)
Actual tax charge as above	**38.1**	30.3

9 Dividends

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Dividends in respect of ordinary shares:		
Interim dividend of 7p per share (2002 – 6p per share)	**7.0**	5.9
Final dividend (proposed) of 23p per share (2002 – 18p per share)	**23.3**	17.9
	30.3	23.8

10 Earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year of £76.8m (2002 – £52.4m) by the weighted average number of ordinary shares in issue during the year of 99.7m shares (2002 – 99.2m).

The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled, being 1.0m shares (2002 – 1.1m).

Diluted earnings per share takes into account the dilutive effect of share options outstanding under the Company's employee share schemes (see note 24) and the dilutive effect of contingent share capital (see note 25).

	Year ended 31 March 2003			Year ended 31 March 2002		
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m	Shares millions	Earnings per share pence
Basic	**76.8**	**99.7**	**77.0**	52.4	99.2	52.8
Dilutive effect of share options	–	**2.9**	**(2.2)**	–	2.2	(1.1)
Dilutive effect of contingent share capital	–	**2.0**	**(1.4)**	–	–	–
Diluted	**76.8**	**104.6**	**73.4**	52.4	101.4	51.7

Adjusted earnings per share is based on earnings before goodwill amortisation and exceptional items (and their tax effects) and is presented in order to assist in the understanding of the underlying performance of the Group's businesses. Since post acquisition profits are included in earnings, the adjusted weighted average number of shares takes into account the effect of contingent share capital.

	Year ended 31 March 2003			Year ended 31 March 2002		
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m	Shares millions	Earnings per share pence
Basic	**76.8**	**99.7**	**77.0**	52.4	99.2	52.8
Goodwill amortisation	**17.0**	–	**17.1**	8.2	–	8.3
Exceptional items (note 3)	**(10.8)**	–	**(10.9)**	(2.9)	–	(2.9)
Taxation on exceptional items and goodwill amortisation	**(4.4)**	–	**(4.5)**	(0.2)	–	(0.2)
Dilutive effect of contingent share capital	–	**2.0**	**(1.4)**	–	–	–
Adjusted	**78.6**	**101.7**	**77.3**	57.5	99.2	58.0

11 Intangible fixed assets

	Goodwill £m
Cost	
As at 1 April 2002	61.8
Additions (note 14)	92.6
Reclassification from other investments	0.4
Adjustment relating to deferred consideration	(0.3)
As at 31 March 2003	**154.5**
Amortisation	
As at 1 April 2002	19.0
Charge for the year	16.7
As at 31 March 2003	**35.7**
Net book value	
As at 31 March 2003	**118.8**
As at 31 March 2002	42.8

Goodwill stated above represents goodwill arising on the acquisition of subsidiary undertakings completed on or after 1 January 1998 of which £92.6m, before goodwill amortisation of £9.4m, relates to acquisitions in the year (note 14) and £27.2m (2002 – £32.6m) relates to Exco's acquisition of the Intercapital companies in October 1998.

Included in the cost of goodwill is a credit of £0.3m being an adjustment of the initial estimate of the final deferred payment in respect of the acquisition of Seagray Fosh Futures Limited.

12 Tangible fixed assets

	Short leasehold property £m	Furniture, fixtures and equipment £m	Motor vehicles £m	Total £m
Cost				
As at 1 April 2002	1.8	65.6	0.9	68.3
On acquisition of subsidiary undertakings	1.6	6.1	0.2	7.9
Additions	2.6	33.6	0.4	36.6
Disposals	(1.4)	(4.2)	(0.4)	(6.0)
Exchange adjustments	(0.1)	(0.5)	0.1	(0.5)
As at 31 March 2003	**4.5**	**100.6**	**1.2**	**106.3**
Depreciation				
As at 1 April 2002	1.6	37.8	0.6	40.0
On acquisition of subsidiary undertakings	1.1	3.3	0.1	4.5
Charge for the year	0.4	15.2	0.2	15.8
Disposals	(1.4)	(3.3)	(0.3)	(5.0)
Exchange adjustments	–	(0.1)	–	(0.1)
As at 31 March 2003	**1.7**	**52.9**	**0.6**	**55.2**
Net book value				
As at 31 March 2003	**2.8**	**47.7**	**0.6**	**51.1**
As at 31 March 2002	0.2	27.8	0.3	28.3

Additions during the year include £21.2m (2002 – £5.0m) in respect of the replacement of assets destroyed as a result of the World Trade Center disaster.

13 Fixed asset investments

(a) Group

	Joint ventures £m	Associates £m	Own shares £m	Other investments £m	Total £m
Cost					
As at 1 April 2002	7.3	11.3	2.8	17.9	39.3
Additions	0.1	–	1.1	0.3	1.5
Disposals	–	(5.4)	(0.4)	(2.1)	(7.9)
Reclassification to subsidiary undertakings	–	(0.6)	–	(0.6)	(1.2)
Share of profit for the financial year	3.4	0.9	–	–	4.3
Dividends received	(3.4)	(0.8)	–	–	(4.2)
Exchange adjustments	(0.9)	0.5	(0.1)	–	(0.5)
As at 31 March 2003	**6.5**	**5.9**	**3.4**	**15.5**	**31.3**
Amortisation and impairment					
As at 1 April 2002	0.2	5.6	0.8	12.3	18.9
Disposals	–	(5.4)	(0.2)	–	(5.6)
Amortisation for the year	0.2	0.1	0.6	0.1	1.0
As at 31 March 2003	**0.4**	**0.3**	**1.2**	**12.4**	**14.3**
Net book value					
As at 31 March 2003	**6.1**	**5.6**	**2.2**	**3.1**	**17.0**
As at 31 March 2002	7.1	5.7	2.0	5.6	20.4

The Group's principal subsidiary undertakings, joint ventures and associates are listed on pages 64 and 65. Information on significant acquisitions and disposals during the year is set out in note 14.

Joint ventures and associates

During the year ended 31 March 2003, the Group purchased the 79.9% of the equity of ICAP AP (Singapore) Pte Ltd (formerly Nittan AP (Singapore) Pte Ltd) that it did not previously own at which point the company was reclassified from an associate to a subsidiary undertaking (note 14).

During the year ended 31 March 2003, the Group disposed of its holding of 19.0% of the equity of Blackbird Holdings Inc.

Own shares

As explained below, own shares represent shares held in trust in connection with the Group's employee share schemes.

Other investments

The Group disposed of its 5.0% holding in Nittan Capital Group (Tokyo) for £1.4m during the year, resulting in a loss on sale of £0.6m.

In addition to owning 20.1% of the share capital of ICAP AP (Singapore) Pte Ltd, the Group was also entitled to 4.5% of the pre-taxation profits of the company under a profit share arrangement. Upon purchasing the remaining 79.9% of the equity, the carrying value of this profit share was reclassified from other investments to investment in subsidiary undertaking.

Included within other investments are debentures that are amortised over four years.

(b) Company

	Subsidiary undertakings £m	Own shares £m	*Total* £m
Cost			
As at 1 April 2002	103.2	2.4	105.6
Additions	–	1.1	1.1
Exchange adjustments	–	(0.1)	(0.1)
As at 31 March 2003	**103.2**	**3.4**	**106.6**
Provisions			
As at 1 April 2002	–	0.6	0.6
Amortisation for the year	–	0.6	0.6
As at 31 March 2003	**–**	**1.2**	**1.2**
Net book value			
As at 31 March 2003	**103.2**	**2.2**	**105.4**
As at 31 March 2002	103.2	1.8	105.0

Own shares represent shares held in trust in connection with the Group's employee share schemes. As at 31 March 2003, these trusts held 1,563,590 (2002 – 1,104,171) of the Company's ordinary shares of 50p each which had an aggregate market value of £14.9m (2002 – £8.9m). All expenses incurred by the trusts are charged to the Company's profit and loss account on an accruals basis.

The Group's principal subsidiary undertakings, joint ventures and associates are listed on pages 64 and 65.

14 Acquisitions

In the year ended 31 March 2003 the Group completed the acquisitions of First Brokers, APB and Nittan Capital's voice broking interests in Asia. No adjustments were necessary to the book value of the net assets acquired to reflect either their fair value at the date of acquisition or alignment with the Group's accounting policies. The goodwill arising on each acquisition is being amortised over seven years.

The acquisitions of both First Brokers and APB include deferred consideration dependent on the future performance of each business. Initial estimates of the deferred consideration will be revised in future periods as further information becomes available, with a corresponding adjustment made to goodwill. Deferred cash consideration is included within creditors (notes 17 and 18).

(a) First Brokers

On 30 April 2002 the Group completed the acquisition of First Brokers for an initial cash payment of £24.9m. Further payments are due in May 2003, May 2004 and May 2005, of which £6.1m is fixed with the remainder contingent on the future profit performance of the business.

At 31 March 2003 the net present value of future payments is estimated as £35.1m of which £18.0m will be payable in cash with the balance of £17.1m payable in either cash or shares at the Group's option. In accordance with FRS 7 "Fair values in acquisition accounting" the £17.1m payable in either cash or shares has been included as contingent share capital (note 25). Future payments are capped at £50m.

	Book and fair values £m
Tangible fixed assets	0.3
Debtors	0.7
Cash	9.2
Creditors	(7.5)
Net assets acquired	2.7
Consideration	
Cash	24.9
Deferred cash consideration	
– fixed	6.1
– contingent	11.9
Contingent share capital	17.1
Related costs of acquisition	0.8
	60.8
Goodwill arising on acquisition	58.1

In the year ended 31 December 2001, First Brokers made an audited profit after tax of £0.7m and in the four months to 30 April 2002, a profit after tax of £0.1m. Prior to acquisition First Brokers was in essence a partnership and profit after tax is stated after distributions.

14 Acquisitions continued

(b) APB

On 1 October 2002 the Group acquired APB for an initial cash payment of £9.9m. Further payments are due in June 2003, June 2004, June 2005 and June 2006 which are all contingent on the future profit performance of the business.

At 31 March 2003 the net present value of future payments is estimated as £9.0m of which £3.2m will be payable in cash with the balance of £5.8m payable in either cash or shares at the Group's option. The £5.8m payable in either cash or shares has been included as contingent share capital (note 25). The total consideration for the acquisition cannot exceed £63.3m.

	Book and fair values £m
Tangible fixed assets	2.4
Debtors	2.5
Cash	1.1
Creditors	(3.3)
Net assets acquired	2.7
Consideration	
Cash	9.9
Contingent cash consideration	3.2
Contingent share capital	5.8
Related costs of acquisition	0.5
	19.4
Goodwill arising on acquisition	16.7

In the year ended 31 December 2001, APB made a profit after tax of £4.0m and in the nine months to 30 September 2002 prior to acquisition made a profit after tax of £4.1m.

(c) Acquired Asian businesses

On 16 November 2002 the Group completed the acquisition of Nittan Capital's voice broking interests in Asia for an initial cash payment of £18.0m. Further consideration is due in November 2003 in respect of the assets of the businesses acquired. At 31 March 2003 the net present value of the further consideration due was £7.7m. The Group principally acquired the 79.9% of the equity of ICAP AP (Singapore) Pte Ltd (formerly Nittan AP (Singapore) Pte Ltd) that it did not previously own, 100% of Nittan Capital (Hong Kong) Ltd and 90% of the assets of ICAP-AP (Thailand) Co. Ltd (formerly Nittan (Thailand) Co. Ltd). An analysis of the net assets acquired is shown below. The Group also acquired Nittan's share of profits in the foreign exchange options businesses in Singapore and Japan.

	100% Nittan Capital (Hong Kong) Ltd Book value £m	79.9% ICAP AP (Singapore) Pte Book value £m	90% ICAP-AP (Thailand) Co. Ltd Book value £m	Total book and fair values £m
Tangible fixed assets	0.4	0.3	0.1	0.8
Current asset investments	–	1.7	–	1.7
Debtors	1.7	2.1	0.1	3.9
Cash	0.7	6.0	0.2	6.9
Creditors	(0.3)	(4.8)	(0.1)	(5.2)
Net assets acquired	2.5	5.3	0.3	8.1
Consideration				
Cash				18.0
Deferred cash consideration				7.7
Related costs of acquisition				0.2
				25.9
Goodwill arising on acquisition				17.8

In the year ended 30 September 2002, ICAP AP (Singapore) Pte Ltd made an audited profit after tax of £2.6m and in the subsequent period until the acquisition on 16 November 2002 it made a profit after tax of £0.1m. Nittan Capital (Hong Kong) Ltd recorded an audited profit after tax of £0.9m in the year ended 30 September 2002 and a profit after tax of £0.1m in the period to 16 November 2002.

15 Debtors

	Group		Company	
	As at 31 March 2003	As at 31 March 2002	**As at 31 March 2003**	As at 31 March 2002
Due within one year				
Trade debtors	**80.8**	92.9	**–**	–
Initially unsettled transactions	**520.1**	1,283.3	**–**	–
Net deposits paid for securities borrowed*	**3.4**	0.3	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**50.1**	24.3
Amounts owed by joint ventures and associates	**0.6**	0.9	**–**	–
Corporation Tax	**–**	2.3	**3.4**	0.2
Deferred taxation (note 19)	**2.7**	4.1	**–**	–
Other debtors	**19.2**	14.9	**–**	–
Prepayments and accrued income	**19.2**	10.4	**–**	–
	646.0	1,409.1	**53.5**	24.5
Due after more than one year				
Deferred taxation (note 19)	**0.5**	–	**–**	–
Other debtors	**2.0**	2.1	**–**	–
	2.5	2.1	**–**	–
	648.5	1,411.2	**53.5**	24.5

*In order to reflect the substance of stock lending transactions, the outstanding balance paid for secured borrowings is stated net of deposits received for securities loaned of £620.1m (2002 – £652.1m).

Certain companies in the Group are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the purchase and sale commitments in respect of such outstanding transactions was £101.4bn (2002 – £64.6bn). Substantially all of these transactions have now settled.

16 Current asset investments

	Group		Company	
	As at 31 March 2003 £m	As at 31 March 2002 £m	**As at 31 March 2003 £m**	As at 31 March 2002 £m
Listed investment	**3.1**	3.5	**–**	–
Unlisted investments	**8.4**	8.4	**–**	–
	11.5	11.9	**–**	–
Market value of listed investment	**3.1**	3.5	**–**	–

Listed investment

The listed investment is an investment in a hedge fund, Pronous Offshore Fund Limited, that is listed on the Irish Stock Exchange.

Unlisted investments

Unlisted current asset investments consist principally of unlisted certificates of deposit, treasury bills and corporate bonds.

17 *Creditors: amounts falling due within one year*

	Group		Company	
	As at 31 March 2003 £m	As at 31 March 2002 £m	**As at 31 March 2003 £m**	As at 31 March 2002 £m
Bank loans and overdrafts	**1.0**	0.6	**–**	–
Other loans	**–**	1.4	**–**	–
Trade creditors	**6.2**	15.0	**–**	–
Initially unsettled transactions	**520.1**	1,283.3	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**0.3**	26.3
Amounts owed to joint ventures and associates	**0.1**	0.1	**–**	–
Corporation Tax	**18.5**	19.0	**–**	–
Other taxation and social security	**13.3**	5.0	**–**	–
Other creditors	**36.6**	15.7	**–**	–
Proposed dividend	**23.3**	17.9	**23.3**	17.9
Accruals and deferred income	**104.2**	96.5	**–**	–
	723.3	1,454.5	**23.6**	44.2

18 Creditors: amounts falling due after more than one year

	Group		Company	
	As at 31 March 2003 £m	As at 31 March 2002 £m	**As at 31 March 2003 £m**	As at 31 March 2002 £m
Corporation Tax	**6.8**	8.8	**–**	–
Accruals and deferred income	**7.4**	–	**–**	–
Other creditors	**12.9**	1.5	**–**	–
	27.1	10.3	**–**	–

Included within other creditors, in notes 17 and 18 above, is deferred cash consideration in respect of the acquisitions in the year (note 14).

19 Deferred taxation

	Recognised		Unrecognised	
	As at 31 March 2003 £m	As at 31 March 2002 £m	**As at 31 March 2003 £m**	As at 31 March 2002 £m
Deferred taxation assets:				
Accelerated capital allowances	**(1.7)**	1.8	**1.4**	2.2
Losses carried forward for tax purposes	**–**	0.6	**–**	–
Other timing differences	**4.9**	1.7	**3.4**	6.3
	3.2	4.1	**4.8**	8.5

Movements on the deferred taxation account:	£m
As at 1 April 2002	4.1
Exchange adjustments	(0.2)
Adjustment in respect of prior years (note 8)	(0.6)
Transfer from the profit and loss account (note 8)	(0.1)
As at 31 March 2003	**3.2**

20 Provisions for liabilities and charges

	Property £m	Other items £m	Total £m
As at 1 April 2002	5.0	4.2	9.2
Utilisation	(0.8)	(1.3)	(2.1)
Unwinding of discount (note 7)	0.3	–	0.3
As at 31 March 2003	**4.5**	**2.9**	**7.4**

Property provisions principally relate to property in London and are not expected to be fully utilised until 2009. Other items comprise worldwide obligations which are expected to be discharged over the next two years and principally relate to the rationalisation of certain employee pension arrangements in the Group and provisions for litigation.

21 Financial assets and liabilities

The Group's approach to managing financial risk is described in the Group Finance Director's Review on pages 10 to 15.

(a) Fair value

The book values of the Group's financial assets and liabilities, which exclude all short term debtors and creditors as permitted by FRS 13 "Derivatives and other financial instruments" are:

	As at 31 March 2003 £m	As at 31 March 2002 £m
Financial assets		
– Fixed asset investments	**3.1**	5.6
– Current asset investments	**11.5**	11.9
– Cash at bank and in hand	**174.1**	155.8
	188.7	173.3
Financial liabilities		
– Bank loans and overdrafts	**(1.0)**	(0.6)
– Other loans	**–**	(1.4)
– Other financial liabilities	**(18.0)**	(9.2)
	(19.0)	(11.2)

As at 31 March 2003 and 31 March 2002, there was no material difference between the fair value and the book value of the Group's balance sheet financial assets and liabilities. Fair value information in respect of the Group's outstanding derivatives contracts is shown in (e) below.

(b) Interest rate profile of financial assets

(i) As at 31 March 2003

	At fixed interest rates £m	At floating interest rates £m	Non-interest bearing £m	Total £m
Sterling	–	47.6	0.7	**48.3**
US Dollars	5.7	91.1	2.1	**98.9**
Euro	–	4.1	0.3	**4.4**
Japanese Yen	–	19.1	–	**19.1**
Other currencies	2.0	16.0	–	**18.0**
	7.7	177.9	3.1	**188.7**

(ii) As at 31 March 2002

	At fixed interest rates £m	At floating interest rates £m	Non-interest bearing £m	Total £m
Sterling	5.0	58.9	3.1	67.0
US Dollars	3.3	63.6	2.3	69.2
Euro	–	7.1	0.2	7.3
Japanese Yen	–	20.6	–	20.6
Other currencies	–	9.2	–	9.2
	8.3	159.4	5.6	173.3

As at 31 March 2003 and 31 March 2002, fixed interest rate assets represented investments in certificates of deposit, treasury bills and corporate bonds.

Fixed rate financial assets had a weighted average interest rate of 3.8% (2002 – 4.1%) for a weighted average period of one year (2002 – one year).

Floating rate cash and investments bear interest based on relevant national LIBOR equivalents with a maturity of less than one year.

21 Financial assets and liabilities continued

(c) Interest rate profile of financial liabilities

(i) As at 31 March 2003

	At floating interest rates £m	Non-interest bearing £m	Total £m
Sterling	4.2	1.0	**5.2**
US Dollars	12.3	0.1	**12.4**
Euro	–	1.4	**1.4**
Japanese Yen	–	–	**–**
	16.5	**2.5**	**19.0**

(ii) As at 31 March 2003

	At floating interest rates £m	Non-interest bearing £m	Total £m
Sterling	5.3	2.8	8.1
US Dollars	0.5	–	0.5
Euro	–	1.4	1.4
Japanese Yen	1.2	–	1.2
	7.0	4.2	11.2

As at 31 March 2003 and 31 March 2002, there were no fixed interest rate liabilities.

Floating rate borrowings bear interest based on relevant national LIBOR equivalents.

(d) Maturity profile of financial liabilities

	As at 31 March 2003 £m	As at 31 March 2002 £m
Payable:		
Within one year or on demand	**1.0**	4.4
Between one and two years	**9.8**	3.4
Between two and five years	**7.4**	2.2
After five years	**0.8**	1.2
	19.0	11.2

(e) Hedges

It is the Group's policy to hedge a proportion of its transactional US Dollar and euro exposures. The table below shows the unrecognised gains and losses in respect of hedges at the beginning and end of the year.

	Gains £m	Losses £m	Net £m
Unrecognised gains at 1 April 2002	0.2	–	0.2
Less gains in previous year recognised in year to 31 March 2003	(0.2)	–	(0.2)
Brought forward gains and losses not recognised in year to 31 March 2003	–	–	–
Unrecognised gains arising in year to 31 March 2003	0.7	(0.4)	0.3
Unrecognised gains and losses at 31 March 2003	**0.7**	**(0.4)**	**0.3**

The above unrecognised net gain of £0.3m arises from the market value of forward foreign exchange contracts totalling £50.1m that were outstanding at 31 March 2003. The unrecognised gains and losses at 31 March 2003 are expected to be recognised in the year ended 31 March 2004.

(f) Borrowing facilities

	As at 31 March 2003 £m	As at 31 March 2002 £m
The undrawn committed facilities were:		
Expiring:		
Within one year or on demand	**–**	8.0
Between one and two years	**–**	40.0
Between two and five years	**50.0**	–
	50.0	48.0

22 Monetary assets and liabilities

The table below is intended to give an indication of the sensitivity of the Group's results to fluctuations in currency exchange rates. It shows the net monetary assets and liabilities held by Group companies that were not denominated in their functional currencies (other than certain foreign currency borrowings treated as hedges of net investments in overseas operations) that were unhedged and therefore may give rise to exchange gains and losses that would flow through to the Group's profit and loss account.

(i) As at 31 March 2003

	Net foreign currency monetary assets/(liabilities)					
	Sterling £m	US Dollars £m	Euro £m	Japanese Yen £m	Other currencies £m	Total £m
Functional currency:						
Sterling	–	14.0	2.7	0.3	(4.3)	**12.7**
Euro	(3.4)	–	–	–	–	**(3.4)**
Other currencies	0.3	3.3	(0.2)	–	–	**3.4**
	(3.1)	17.3	2.5	0.3	(4.3)	**12.7**

(ii) As at 31 March 2002

	Net foreign currency monetary assets/(liabilities)					
	Sterling £m	US Dollars £m	Euro £m	Japanese Yen £m	Other currencies £m	Total £m
Functional currency:						
Sterling	–	22.6	(2.2)	2.7	0.8	23.9
US Dollars	0.6	–	4.0	–	–	4.6
Euro	1.6	–	–	–	–	1.6
Other currencies	(3.2)	0.4	–	–	–	(2.8)
	(1.0)	23.0	1.8	2.7	0.8	27.3

23 Share capital

(a) Authorised share capital

The Company's authorised share capital was:

	As at 31 March 2003		As at 31 March 2002	
	Number of shares millions	Nominal value £m	Number of shares millions	Nominal value £m
Equity share capital				
Ordinary shares of 50p each	**130**	**65.0**	130	65.0
Non-equity share capital				
Redeemable preference shares of £1 each				
– A Series 5.6%	**3**	**3.0**	3	3.0
– A Series 7.7%	**9**	**9.0**	9	9.0
– B Series 7.7%	**8**	**8.0**	8	8.0
– C Series 7.7%	**5**	**5.0**	5	5.0
	25	**25.0**	25	25.0
	155	**90.0**	155	90.0

(b) Issued share capital

	Ordinary shares of 50p each	
	Number of shares millions	Nominal value £m
Allotted, called up and fully paid:		
As at 1 April 2002	100.4	50.2
Shares issued during the year	2.5	1.2
As at 31 March 2003	**102.9**	**51.4**

During the year 1,877,967 ordinary shares were issued for consideration of £15.0m following the exercise of options held under employee share schemes. A further 630,000 were issued to an employee share ownership trust for consideration of £5.4m.

The number of shares in issue at 31 March 2003 was 102,922,058 (2002 – 100,414,091).

24 Share options

Employee share schemes

Options outstanding over the Company's ordinary shares under the Company's employee share schemes were:

	UESOP number of shares millions	SAYE number of shares millions	SEEPP number of shares millions	UCSOP number of shares millions	Rabbi Trust number of shares millions	Total number of shares millions
As at 1 April 2002	2.1	1.9	0.9	0.8	0.1	5.8
Granted	0.3	–	–	0.4	–	0.7
Surrendered	–	–	–	(0.2)	–	(0.2)
Lapsed	–	(0.1)	–	–	–	(0.1)
Exercised	(0.9)	(1.0)	(0.1)	–	(0.1)	(2.1)
As at 31 March 2003	**1.5**	**0.8**	**0.8**	**1.0**	**–**	**4.1**

A summary of the rules of the Company's employee share option schemes is set out in the Remuneration Committee Report on pages 24 to 32.

Options outstanding as at 31 March 2003:

(i) Unapproved Executive Share Ownership Plan (UESOP)

UESOP options were outstanding over 1,474,779 (2002 – 2,131,407) ordinary shares at exercise prices ranging between 205p and 942.5p per share. Subject to the Company's performance during the vesting period, these options are exercisable between December 2001 and January 2013.

(ii) Savings Related Share Option Scheme (SAYE)

SAYE options were outstanding over 826,915 (2002 – 1,868,203) ordinary shares at an exercise price of 176p per share. Depending on the length of the individual savings contracts, these options will normally be exercisable between March 2003 and August 2005.

(iii) Senior Executive Equity Participation Plan (SEEPP)

SEEPP options were outstanding over 843,705 (2002 – 911,724) ordinary shares at exercise prices ranging between a nominal sum of 100p and 576p per share. Subject to the participants remaining in the employment of the Company during the vesting period, these options will normally be exercisable between June 2002 and December 2011.

(iv) Unapproved Company Share Option Plan (UCSOP)

UCSOP options were outstanding over 965,000 (2002 – 800,000) ordinary shares at exercise prices ranging between 421p and 942.5p per share. Subject to the Company's performance during the vesting period, these options will normally be exercisable between March 2004 and January 2013.

(v) Rabbi Trust

On 30 September 2002 all of the 69,333 shares were allocated to employees.

The Company has established employee share ownership trusts in respect of the SAYE and SEEPP schemes which are funded by the Group and have the power to acquire shares in the open market to meet the Company's future obligations under these schemes.

Executive share options have not been offered at a discount (save as permitted by paragraph 13.30 and 13.31 of the Listing Rules).

At the close of business on 31 March 2003, the market price of the Company's ordinary shares was 955p per share and during the year fluctuated in the range 754p to 1001p per share.

25 Capital and reserves

(a) Group

	Share capital (note 23) £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
As at 1 April 2002	50.2	–	9.4	36.9	92.0	188.5
Exchange adjustments on net investments in overseas undertakings	–	–	–	(3.9)	(3.8)	(7.7)
Shares issued	1.2	–	19.2	–	(15.6)	4.8
Contingent share capital	–	22.9	–	–	–	22.9
Other recognised exchange losses	–	–	–	–	(0.2)	(0.2)
Retained profit for the financial year	–	–	–	–	46.5	46.5
As at 31 March 2003	**51.4**	**22.9**	**28.6**	**33.0**	**118.9**	**254.8**

The contingent share capital of £22.9m relates to deferred payments in respect of the acquisitions of First Brokers and APB (note 14).

Other recognised exchange losses of £0.2m relates to the piecemeal acquisition of ICAP AP (Singapore) Pte Ltd, which became a subsidiary undertaking during the year. It had previously been treated as an associated undertaking.

The charge to the profit and loss account of £15.6m relates to amounts charged directly to reserves when employees exercised their share options under the UESOP and SAYE schemes.

As at 31 March 2003, the cumulative amount of goodwill written off directly to reserves, net of goodwill relating to acquired businesses which subsequently have been sold, amounted to £270.6m (2002 – £270.6m).

(b) Company

	Share capital (note 23) £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
As at 1 April 2002	50.2	–	9.4	0.1	25.8	85.5
Shares issued	1.2	–	19.2	–	(11.0)	9.4
Contingent share capital	–	22.9	–	–	–	22.9
Retained profit for the financial year	–	–	–	–	17.8	17.8
As at 31 March 2003	**51.4**	**22.9**	**28.6**	**0.1**	**32.6**	**135.6**

As permitted by Section 230 of the Companies Act 1985, the Company has elected not to include its own profit and loss account in these Financial Statements. The Company's profit for the financial year before dividends was £48.1m (2002 – £29.0m).

26 Commitments

(a) Operating lease commitments

The Group had annual rental commitments under non-cancellable operating leases:

	As at 31 March 2003			As at 31 March 2002		
	Land and buildings £m	**Other assets £m**	**Total £m**	Land and buildings £m	Other assets £m	Total £m
Leases expiring:						
– Within one year	**0.6**	**0.3**	**0.9**	0.5	0.2	0.7
– Between two and five years	**4.7**	**0.2**	**4.9**	0.6	–	0.6
– After five years	**3.2**	**–**	**3.2**	4.3	–	4.3
	8.5	**0.5**	**9.0**	5.4	0.2	5.6

(b) Capital commitments

As at 31 March 2003, capital expenditure contracted but not provided for amounted to £2.1m (2002 – £6.4m).

27 Defined benefit pension schemes

The Group has followed the transitional arrangements allowed by FRS 17 "Retirement benefits" which only requires disclosure of the asset or liability that would have been recognised in the balance sheet if the standard had been fully implemented.

The Group operates defined benefit pension schemes in the US and Germany.

In the case of the schemes operating in Germany, any future obligations that the Group may incur in respect of benefits accrued to members in respect of past service are insured with local insurance companies. The scheme in Germany is not significant in the context of the Group.

The US scheme was closed to new entrants on 1 July 1996 and no benefits have accrued to the members of the scheme in respect of their service after that date. For the purposes of determining the Group's pension cost, the scheme is valued on an annual basis by qualified independent actuaries. The most recent valuation was as at 1 January 2002 with an update as at 31 March 2003 and used the projected unit method.

The actuarial assessment was based on the following principal assumptions:

	2003 **%**	2002 %
Rate of increase in pensionable salaries	**nil**	nil
Rate of increase in pensions in payment	**nil**	nil
Discount rate	**6.0**	7.3
Inflation assumption	**3.0**	3.5

The assets and liabilities of the scheme and the expected rate of return were:

	Long-term rate of return expected 31 March 2003 %	**Value as at 31 March 2003 £m**	Long-term rate of return expected 31 March 2002 %	Value as at 31 March 2002 £m
Equities	**8.5**	**1.0**	9.0	1.5
Bonds	**6.3**	**4.3**	7.3	4.4
Cash and other assets	**5.5**	**(0.1)**	6.0	0.1
Total market value of assets		**5.2**		6.0
Present value of scheme liabilities		**(7.7)**		(6.9)
Deficit in the scheme		**(2.5)**		(0.9)
Related deferred tax asset		**0.8**		0.3
Net pension liability		**(1.7)**		(0.6)

The effects of the FRS 17 pension liability on the net assets and reserves of the Group are set out below:

	As at 31 March 2003 £m	As at 31 March 2002 £m
Net assets		
Net assets excluding net pension prepayment under SSAP 24	**263.2**	196.4
Pension liability under FRS 17	**(1.7)**	(0.6)
Net assets including net pension liability under FRS 17	**261.5**	195.8
Reserves		
Profit and loss reserve excluding net pension prepayment under SSAP 24	**118.9**	92.0
Pension reserve under FRS 17	**(1.7)**	(0.6)
Profit and loss reserve including net pension reserve under FRS 17	**117.2**	91.4

If FRS 17 had been fully implemented there would have been no amounts charged to operating profit during the year. The amounts that would have been charged to finance costs and an analysis of the amounts that would have been included in the statement of total recognised gains and losses are shown in the tables below:

Analysis of amounts included as other finance costs

	Year ended 31 March 2003 £m
Expected return on scheme assets	0.4
Interest on scheme liabilities	(0.4)
Net return	–

Analysis of amounts included in the statement of total recognised gains and losses

	Year ended 31 March 2003 £m	As % of scheme assets %	As % of present value of scheme liabilities %
Actual return less expected return on scheme assets	(0.8)	(15.8)	(9.9)
Experience gains and losses arising on the scheme's liabilities	(0.1)	(1.5)	(1.0)
Changes in assumptions underlying the present value of the scheme	(1.4)	(27.2)	(17.0)
Actuarial loss recognised in the statement of total recognised gains and losses	(2.3)	(44.5)	(27.9)

Analysis of movements in pension scheme deficit during the year

	As at 31 March 2003 £m
Deficit in the scheme at the beginning of the year	(0.9)
Contributions	0.7
Actuarial loss	(2.3)
Deficit in the scheme at the end of the year	(2.5)

28 Contingent liabilities

Group

(a) From time to time the Group is engaged in litigation on employee related and other matters. It is not possible to quantify the extent of such liabilities but they are not expected to have a material, adverse effect on the Group's results or net assets.

(b) In the normal course of business certain Group undertakings enter into guarantees to cover trading arrangements.

29 Related party transactions

(a) IPGL

During the year, IPGL recharged the Group £62,243 (2002 – £49,525) for the net amount of transactions between the two parties. This amount includes £42,179 (2002 – £48,372) paid by IPGL in respect of certain employees of the Group who provided services to IPGL and its subsidiary undertakings. As at 31 March 2003, IPGL owed the Group £35,844 (2002 – the Group owed IPGL £255,144).

(b) Exotix Limited

At 31 March 2003, P J Bartlett, a director of a subsidiary undertaking Exotix Limited, owed a fellow subsidiary undertaking Garban-Intercapital Management Services Limited £109,187 (2002 – £129,587) including accrued interest, in respect of a loan made to him to purchase shares in Exotix Limited. This loan accrues interest at one percent above the base rate of Barclays Bank plc and is repayable in full by 4 April 2005.

(c) S.I.F. Garban-Intercapital Mexico S.A. de CV

On 15 April 2002, the Group entered into an agreement to licence its electronic broking software to S.I.F. Garban-Intercapital Mexico S.A. de CV. Under the agreement, £378,371 including withholding taxes, was paid to the Group in advance for a 5 year licence. This amount is being amortised over the life of the agreement. As at 31 March 2003, the amount remaining to be amortised was £309,003.

(d) Hartfield, Titus and Donnelly LLC

The Group supplies and maintains electronic broking software and systems on behalf of Hartfield, Titus & Donnelly LLC. During the year ended 31 March 2003, the Group charged £388,450 (2002 – £418,819) and the balance due from Hartfield, Titus & Donnelly LLC as at the year end was £30,366 (2002 – £nil).

(e) QVAN Capital Management LLC

John Nixon is the managing partner of QVAN Capital Management LLC. During the year, the Group incurred charges of £247,729 (2002 – £131,062) relating to services provided by QVAN, of which £nil (2002 – £nil) was outstanding at year end.

(f) TFS-ICAP Limited and TFS-ICAP LLC

The Group invoices and collects revenue on behalf of TFS-ICAP Limited and TFS-ICAP LLC. During the year, the Group invoiced and collected £453,192 for which it did not receive a fee.

(g) TriOptima UK Limited

The Group provides TriOptima UK Limited, a subsidiary of TriOptima AB, with office space and management services which includes accounting, legal and personnel services. During the year, the Group charged TriOptima UK Limited £217,653 (2002 – £nil) for these services and at the year end £23,911 (2002 – £nil) was outstanding.

30 Exchange rates

The principal exchange rates which affect the Group, exposed in currency per £1, are shown below:

	Closing rate as at 31 March 2003	Closing rate as at 31 March 2002	Average rate year ended 31 March 2003	Average rate year ended 31 March 2002
US Dollar	1.58	1.42	1.54	1.43
Euro	1.45	1.63	1.56	1.63
Yen	187.43	188.73	188.17	179.84

The Group is exposed to foreign exchange translational risk on consolidation of its overseas operations not denominated in sterling. During the year ended 31 March 2003, the US Dollar depreciated by 11% with respect to sterling while the euro appreciated by 11% with respect to sterling. In accordance with the Statement of Standard Accounting Practice 20, the resulting exchange difference is included within the £7.7m exchange loss taken directly to reserves, as disclosed in the Consolidated Statement of Total Recognised Gains and Losses.

31 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Total operating profit	**99.6**	67.2
Operating exceptional items	**4.0**	7.0
Share of operating profits and losses of joint ventures and associates	**(6.8)**	(0.4)
Depreciation of tangible fixed assets	**15.8**	10.9
Amortisation of goodwill	**16.7**	6.3
Amortisation of other investments	**0.1**	–
Amortisation of the cost of own shares	**0.6**	0.5
Loss on sale of fixed assets	**0.1**	0.2
(Increase)/decrease in debtors	**(3.5)**	13.8
Increase/(decrease) in creditors	**15.5**	(22.8)
Cash inflow from operating activities before operating exceptional items	**142.1**	82.7

(b) Analysis of net funds

	As at 31 March 2003 £m	As at 31 March 2002 £m
Cash		
– Cash at bank and in hand	**174.1**	155.8
– Bank overdrafts	**(1.0)**	(0.6)
	173.1	155.2
Liquid resources		
– Current asset investments	**11.5**	11.9
Borrowings		
– Other short-term loans	**–**	(1.4)
Net funds	**184.6**	165.7

(c) Reconciliation of net cash inflow to movement in net funds

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Increase in cash in the year	**24.0**	35.3
Cash outflow from financing	**1.4**	0.7
Cash outflow from management of liquid resources	**–**	8.6
Increase in net funds resulting from cash flows	**25.4**	44.6
Exchange adjustments	**(6.5)**	(1.2)
Increase in net funds	**18.9**	43.4
Opening net funds	**165.7**	122.3
Closing net funds	**184.6**	165.7

32 Post balance sheet events

On 7 May 2003 the Group announced that it had completed the acquisition of BrokerTec's fixed income securities businesses. The acquisition was satisfied by the issue of 11,989,509 ordinary shares in ICAP. Further shares (up to an additional 6,744,099) will be issued after the first full 12 months following acquisition, the final number of which will be dependent upon the revenues earned by the acquired business and ETC, ICAP's existing electronic trading platform, in certain products in the first full 12 calendar months following completion. As at the close of business on 6 May 2003, the initial payment was valued at £115.3m ($181.8m) with the deferred consideration valued at up to £64.8m ($102.2m).

On 15 April 2003 the board resolved not to exercise its option to satisfy £6.6m ($10.8m) of the first deferred consideration payment in respect of the First Brokers' acquisition in shares and consequently this will be paid in cash. These shares were included in the balance sheet at the year end as contingently issuable shares (note 14).

Principal Subsidiaries, Joint Ventures and Associates

At 31 March 2003, the following companies were the Group's principal trading subsidiary undertakings, joint ventures and associated undertakings:

(a) Principal subsidiary undertakings

Country of incorporation		% held
Australia	Garban Australia Holdings Pty Limited	100
	ICAP Brokers Pty Limited	100
	ICAP Futures (Australia) Pty Limited	100
	Harlow Butler (Australia) Pty Limited	100
	ICAP Australia Pty Ltd	100
	ICAP Energy Pty Limited	100
	ICAP FIB Pty Limited	100
	Intercapital Brokers (Australia) Limited	100
	Intercapital Group (Australia) Pty Limited	100
Bahrain	ICAP (Middle East) W.L.L. (note 2)	49
Canada	Harlow Meyer Savage (Canada) Partnership	100
China	ICAP (Hong Kong) Limited	
	Garban Information Systems (AP) Limited	100
Czech Republic	Garban (Praha) as (note 1)	87.5
Denmark	Garban Scandinavia I (FWDS) A/S	100
	Garban-Intercapital Scandinavia A/S	100
England	Exotix Limited	60
	Garban Information Systems Limited	100
	Garban Securities Limited	100
	Garban-Intercapital Management Services Limited	100
	Garban-Intercapital WCLK Limited	100
	Guy Butler Limited	51
	Harlow (London) Limited	100
	Intercapital Commodity Swaps Limited	100
	Intercapital Europe Limited	100
	Intercapital Securities	100
	T&M Securities Limited	100
Germany	Garban-Intercapital Moneymarkets Deutschland GmbH	100
	Garban-Intercapital Securities Deutschland GmbH	100
	Garban Information Systems (AP) Limited	100
India	Harlow Butler Merwanjee Forex Private Limited	51
	ICAP India Pvt Limited	51
Indonesia	PT Garban-Intercapital Polyforex	85
Japan	Garban Totan Securities Co. Limited	60
The Netherlands	Garban Holdings (Nederland) B.V.	100
New Zealand	Fixed Interest Securities (NZ) Ltd	80
Poland	ICAP (Poland) Sp. Z.o.o.	100
Singapore	ICAP AP (Singapore) Pte Limited	100
	ICAP Nittan Pte Limited	100
	Intercapital Commodity Swaps Pte Ltd	100
South Africa	FCB-Harlow Butler Pty Limited	62.4
Thailand	Nextgen Holding Co Ltd (note 2)	49
United States	APB Financial LLC	100
	First Brokers Securities Inc	100
	Garban Capital Markets LLC	100
	Garban Corporates LLC	100
	Garban Futures LLC	100
	Garban Information Systems (Americas) LLC	100
	Garban LLC	100
	Garban Securities LLC	100
	Garban-Intercapital Services LLC	100
	Harlows LLC	100
	Wembley Asset Management LLC	100
	Wrightson Associates LLC	100

The percentage held represents the percentage of issued share capital held (all classes) and also represents the voting rights of the Company.

All the above subsidiary undertakings are owned indirectly. All companies operate in their country of incorporation, except Garban LLC which operates in the US and the UK.

The principal activity of Garban Information Systems Limited, Garban Information Systems (Americas) LLC, Garban Information Systems (AP) Limited and Wrightson Associates LLC is the provision of financial information to third parties.

All other subsidiaries are involved in securities broking, derivatives and money broking or electronic broking.

Notes

1 The year end of this company is 31 December. All other principal subsidiaries have a 31 March year end.

2 ICAP (Middle East) W.L.L. and Nextgen Holding Co Ltd are treated as subsidiary undertakings since the Group exercises control over the companies, as the majority shareholders take no part in the management of the companies.

(b) Joint ventures

Country of incorporation		% held	Principal activity
England	TFS-ICAP Limited	22.5	Derivatives and money broking
Mexico	S.I.F. Garban-Intercapital Mexico S.A. de CV	50.0	Derivatives and money broking
United States	GGET LLC	25.0	Securities broking
United States	Hartfield, Titus & Donnelly LLC	33.0	Securities broking
United States	TFS-ICAP LLC	22.5	Derivatives and money broking

(c) Associated undertakings

Country of incorporation		% held	Principal activity
Japan	TIU Derivatives Co. Limited	22.5	Derivatives broking
Spain	Corretaje e Informacion Monetaria y de Divisas SA	25.2	Money and securities broking
Sweden	TriOptima AB	30.0	Electronic trading

All joint ventures and associated undertakings are held indirectly. They all have a 31 December year end with the exception of TIU Derivatives Co. Limited which has 31 March year end.

Financial calendar

2003

28 May	Results for year ended 31 March 2003 announced
16 July	Annual General Meeting in London
30 July	Ex-dividend date for final dividend
1 August	Record date for final dividend
29 August	Final dividend payment
25 November	Results for half year to 30 September 2003 announced
2004	
January	Record date for interim dividend
February	Interim dividend payment

Capital gains tax base cost of ICAP shares at Demerger from United
Shares in the Company acquired on the Demerger on 17 November 1998 will be treated as having a base cost for capital gains tax purposes ascertained by reference to the mid-market values of the Company and United shares on that date.

The relevant prices on The London Stock Exchange on 17 November 1998 were ICAP – 217p; United – 638p.

To take into account the consolidation of the Company's shares on a one for ten basis (i.e. one ICAP share for every ten United shares held), the first part of the calculation is to be made, as follows:

$$\frac{21.7}{21.7 + 638} \times 100 = 3.29\%$$

Next, the figure of 3.29% should be applied to the base cost of United shares. The resultant amount should then be multiplied by ten to reflect the consolidation of the Company's shares. Therefore, the base cost for one Company share received on Demerger (following consolidation) will be equivalent to 32.9% of the original base cost of one United share.

The new base cost for United shares held will be 96.71% of their original base cost.

Capital gains tax base cost of ICAP shares received by Intercapital shareholders at the time of the Merger
For the purposes of UK capital gains tax, former Intercapital shareholders who acquired shares in the Company by means of the Merger, 9 September 1999, will be treated as having acquired those shares for the same consideration and at the same time as their Intercapital shares.

When an original Intercapital shareholder has to account for UK capital gains tax upon a subsequent disposal of the Company's shares acquired by means of the Merger, then the base cost of each ICAP share will be 8.12 times the consideration attributable to one original Intercapital share.

Frequent shareholder enquiries
Notifying the Company of a change of address Shareholders should notify the Company's registrar, Lloyds TSB Registrars, in writing. If shares are held in joint names, the notification must be signed by the first named shareholder.

Notifying the Company of a change of name To ensure the details of a shareholding are correct, notification of a change of name should be made in writing to Lloyds TSB Registrars. A copy of any marriage certificate or change of name deed should be provided as evidence of the name change.

Dividend payments directly into bank/building society accounts Dividends for shareholders are paid through BACS and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareholder's registered address. A dividend mandate form is available from Lloyds TSB Registrars or from its website, www.shareview.co.uk, under the Frequently Asked Questions section.

Transferring ICAP shares Transferring shares to someone else requires the completion of a stock transfer form. These forms are available by calling the ICAP shareholder helpline, 0870 600 3970.

Lost ICAP share certificate(s) Shareholders who lose their share certificate(s) or have their certificate(s) stolen should inform Lloyds TSB Registrars immediately by calling the ICAP shareholder helpline, 0870 600 3970. Share Certificates in the names of Garban plc, Garban-Intercapital plc and ICAP plc all remain valid.

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Lloyds TSB Registrars. Further information about ShareGift is available at www.sharegift.org or by telephone: 020 7337 0501.

Registrar
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone: 0870 600 3970.

Information about Lloyds TSB Registrars is available at www.lloydstsb-registrars.co.uk and up to date information about current holdings on the Register is also available at www.shareview.co.uk. Shareholders will need their reference number (account number) and postcode to view information on their own holding.

Disability Helpline
For shareholders with hearing difficulties a special text phone number is available: 0870 600 3950.

Notice of Annual General Meeting

Notice is hereby given that the fifth Annual General Meeting of ICAP plc (the Company) will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30am on Wednesday, 16 July 2003.

Ordinary business

1 To receive the Financial Statements for the year ended 31 March 2003, together with the reports of the directors and auditors thereon.

2 To declare a final dividend of 23 pence per ordinary share, payable to the shareholders on the register at 1 August 2003.

3 To re-elect David Gelber as a director of the Company.

4 To re-elect Michael Spencer as a director of the Company.

5 To appoint PricewaterhouseCoopers LLP as auditors of the Company, and to authorise the directors to set their remuneration.

Special business

To consider, and, if thought fit, to pass the following resolutions of which numbers 6, 8, 11, 12, 13 and 14 will be proposed as Ordinary Resolutions and numbers 7, 9 and 10 will be proposed as Special Resolutions:

Ordinary Resolution

6 To approve the Remuneration Committee Report.

Special Resolution

7 That

(1) each of the authorised but unissued redeemable preference shares of £1 each comprised in the capital of the Company (comprising each of the A Series 7.7 per cent. Preference Shares, A Series 5.6 per cent. Preference Shares, B Series Preference Shares and C Series Preference Shares) be subdivided into 2 redeemable preference shares of £0.50 each and each of the redeemable preference shares of £0.50 so created be immediately redesignated as an ordinary share of £0.50 having the rights and being subject to the restrictions and obligations set out in the Company's articles of association as amended by this resolution 7; and

(2) the Company's articles of association be amended by:

(a) the deletion of the following definitions:

A Series 7.7 per cent. Preference Shares;
A Series 5.6 per cent. Preference Shares;
B Series Preference Shares;
C Series Preference Shares;
Issue Date;
Preference Shares;
Tranche; and
United News & Media plc;

(b) the deletion of the words "and subject to the agreement of any holder of Preference Shares acting reasonably" in the definition of "Regulatory Capital Requirements";

(c) the deletion of article 3 (authorised share capital) and the insertion of the following in its place:

"The authorised share capital of the Company at the date of adoption of these Articles is £90,000,000 divided into 180,000,000 Ordinary Shares.";

(d) the deletion of article 4 (rights attaching to Preference Shares);

(e) the addition of the definition of "UK Listing Authority" which "means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000";

(f) the replacement of the words "Official List of the London Stock Exchange" wherever they appear with the words "Official List of the UK Listing Authority";

(g) the replacement of the words "Financial Services Act 1986" wherever they appear with the words "Financial Services and Markets Act 2000"; and

(h) the renumbering of the articles in accordance with the additions and deletions made pursuant to this resolution.

Ordinary Resolution

8 That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 and in accordance with Article 10.2 of the Company's articles of association (as in force at the date of this notice), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the said Act) of up to an aggregate nominal amount of £19,156,073, this authority to expire on the fifth anniversary of the passing of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any offer or agreement as if the authority conferred hereby had not expired. This authority shall be in substitution for and shall replace any existing authority pursuant to the said section 80, to the extent not utilised at the date this resolution is passed.

Special Resolutions

9 That subject to the passing of resolution 8 above and in accordance with Article 10.3 of the Company's articles of association (as in force at the date of this notice), the directors be and are hereby empowered to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by resolution 8 above as if section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue in favour of ordinary shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares or other equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory; and

(b) otherwise than pursuant to sub-paragraph (a) above, up to an aggregate nominal amount of £2,573,051

and this power shall expire on the fifth anniversary of the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power had not expired.

10 That the Company be and is hereby generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases within the meaning of Section 163(3) of such Act of its own ordinary shares on such terms and in such manner as the directors may from time to time determine subject to the following:

(a) the maximum number of such ordinary shares in the Company hereby authorised to be acquired is 11,493,644;

(b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(c) the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

(e) the Company may enter into a contract for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.

Ordinary Resolutions

11 That the Company and its directors be and are hereby generally and unconditionally authorised to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount of £100,000 for the Group, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2004. For the purposes of this resolution, "Donation", "EU political organisations" and "EU political expenditure" have the meanings ascribed in section 347A of the Companies Act 1985 and "Group" shall have the meaning ascribed thereto by the Company's articles of association.

12 That Garban-Intercapital Management Services Limited and its directors be and are hereby generally and unconditionally authorised to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount of £100,000 for the Group, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2004. For the purposes of this resolution, "Donation", "EU political organisations" and "EU political expenditure" have the meanings ascribed in section 347A of the Companies Act 1985 and "Group" shall have the meaning ascribed thereto by the Company's articles of association.

Ordinary Resolutions continued

13 That the maximum aggregate annual sum payable to directors by way of fees for their services as directors in accordance with the provisions of article 99.1 of the Company's articles of association (as in force at the date of this notice), shall be increased from £400,000 to £600,000.

14 That the ICAP 2003 Bonus Share Matching Plan (the "Plan") as detailed in the Remuneration Committee Report of the Company's Annual Report for the year ended 31 March 2003 on pages 25 and 26, a copy of the Rules of which is produced to this Meeting and for the purpose of identification initialled by the Chairman, be and is hereby adopted and established and the directors of the Company be and they are hereby authorised to do all acts and things which they may consider necessary or desirable to carry the Plan into effect including the making of further or consequential amendments thereto.

By order of the board
E.C. Pank
Company Secretary

27 May 2003

Registered Office
Park House
16 Finsbury Circus
London EC2M 7UR

Notes

1 Transfer

If you have sold or transferred all of your shares, you should pass this documentation and the form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

2 Proxies

Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll, to vote) instead of him or her. Forms of proxy must be returned so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AZ, not later than 10.30am on Monday, 14 July 2003, (being 48 hours before the time of the meeting). Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

3 Right to attend and vote

Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast) a person must be entered on the register of holders of the ordinary shares of the Company by not later than 6pm on 14 July 2003 (being two business days before the time fixed for the meeting). Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting and the number of shares on which they can vote.

4 Directors

Information concerning the directors to be re-elected can be found on page 18 of the Annual Report.

5 Documents on display

The Register of directors' interests in the share capital and debentures of the Company, together with copies of the service agreements under which directors of the Company are employed, the Company's articles of association and the rules of the ICAP 2003 Bonus Share Matching Plan, are available for inspection at all times at the Company's registered office during normal business hours, and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to, and during the meeting.

Contact Information

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
United Kingdom
Tel: 44 20 7638 7592
Fax: 44 20 7374 6743

Investor Relations
Tel: 44 20 7574 7736
Fax: 44 20 7463 4662
e-mail: investors@icap.com

Europe
Garban (Praha) A/S
5th Floor
Delta House
Safarikova 17
Praha 2 120 00
Czech Republic
Tel: 4202 22 51 8062
Fax: 4202 22 51 3338

Garban-Intercapital Scandinavia A/S
Vestergade 33
1456 Copenhagen K
Denmark
Tel: 45 33 15 53 33
Fax: 45 33 13 25 04

Garban Securities
12 Avenue de l'Arche
92400 Courbevoie
France
Tel: 33 1 41 25 25 81
Fax: 33 1 46 91 11 29

Garban-Intercapital Securities Deutschland GmbH
Stephanstrasse 3
60313 Frankfurt am Main
Germany
Tel: 49 69 13 00 9
Fax: 49 69 29 03 94

APB Energy Europe A/S
Storetvietvegen 96
5072 Bergen
Norway
Tel: 47 55 60 44 00
Fax: 47 55 60 44 18

ICAP (Poland) Sp.Z.o.o.
Sienna Center
7th Floor
ul. Sienna 73
00-833 Warsaw
Poland
Tel: 4822 820 3838
Fax: 4822 820 3839

CIMD
Plaza Pablo Ruiz Picasso, s/n
Torre Picasso, planta 23
28020 Madrid
Spain
Tel: 34 91 432 6400
Fax: 34 91 432 6451

BrokerTec Europe Ltd
38 Finsbury Square
London EC2A 1PX
Tel: 44 20 7959 6720
Fax: 44 20 7959 6771

Harlow (London) Ltd
Adelaide House
London Bridge
London EC4R 9HN
Tel: 44 20 7638 7592
Fax: 44 20 7895 8621

Africa
FCB-Harlow Butler Pty Ltd
105 Central Street
Houghton 2104
Johannesburg
South Africa
Tel: 27 11 834 6941
Fax: 27 11 836 7052

Middle East
ICAP (Middle East) WLL
Yateem Center
3rd Floor Phase 1
Manama
PO Box 5488
State of Bahrain
Tel: 973 225 100
Fax: 973 225 304

Americas
APB Financial LLC
9931 Corporate Campus Drive
Suite 2400
Louisville
Kentucky 40223
USA
Tel: 1 502 212 4900
Fax: 1 502 327 1407

BrokerTec USA
One Evertrust Plaza
Jersey City
New Jersey 07302
USA
Tel: 1 201 209 7800
Fax: 1 201 413 9445

First Brokers Securities Inc
Harborside Financial Center
1100 Plaza Five, 15th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 513 4444
Fax: 1 212 513 4414

Garban Corporates LLC
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9102

Garban LLC
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

Garban Capital Markets LLC
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

Harlows LLC
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9116

ICAP Electronic Broking
Harborside Financial Center
1100 Plaza Five, 11th Floor
Jersey City, NJ 07311-4996
USA
Tel: 1 212 341 9900
Fax: 1 212 815 7997

SIF-Garban-Intercapital Mexico, SA de CV
Paseo de la Reforma No. 255, Piso 7
Col Cuauhtemoc
Del. Cuauhtemoc
06500 D.F., Mexico
Mexico
Tel: 525 726 6600
Fax: 525 726 6763

Asia Pacific

ICAP Australia Pty Ltd
Level 26
9 Castlereagh Street
Sydney
NSW 2000
Australia
Tel: 612 9231 4633
Fax: 612 9233 7061

ICAP (Hong Kong) Ltd
29th Floor
Edinburgh Tower
The Landmark
15 Queen's Road
Central Hong Kong
China
Tel: 852 2532 0888
Fax: 852 2596 0038

PT Garban-Intercapital Polyforex
Plaza 89 12th Floor Suite 1204
J1. H.R. Rasuna Said, Kav. X-7/6
Jakarta 12940
Indonesia
Tel: 6221 522 0430
Fax: 6221 522 0362

Harlow Butler Merwanjee Forex Private Ltd
203 Dalamal Towers
Nariman Point
Mumbai – 400 021
India
Tel: 91 22 2282 1222
Fax: 91 22 2282 0431

Garban Intercapital IL Private Ltd
202 Dalamal Towers
Nariman Point
Mumbai – 400 021
India
Tel: 91 22 2285 6065
Fax: 91 22 2281 4746

Garban Totan Securities Co. Ltd
Sumitomo Shin-Toranomon Building, 8F
4-3-9 Toranomon Building
Minato-ku
Tokyo 105-0001
Japan
Tel: 813 3578 5620
Fax: 813 3578 5653

TIU Derivatives Co. Ltd
6/F Sakura Muromachi Bldg
5-1 Nihonbashi Muromachi 4-Chome
Chuo-ku
Tokyo 103-0022
Japan
Tel: 813 5200 0451
Fax: 813 5200 2436

Fixed Interest Securities (NZ) Ltd
Fixed Interest Brokers (NZ) Ltd
Level 6
107 Customhouse Quay
Wellington
New Zealand
Tel: 64 44 990 009
Fax: 64 44 990 074

ICAP AP (Singapore) Pte Limited
6 Battery Road
#41-01 Standard Chartered Building
Singapore 049909
Tel: 65 6395 5088
Fax: 65 6329 9130

Intercapital Commodity Swaps Pte Ltd
10 Anson Road #22-07
International Plaza
Singapore 079903
Tel: 65 6822 8949
Fax: 65 6822 8928

ICAP Nittan Pte Limited
6 Battery Road
#41-01 Standard Chartered Building
Singapore 049909
Tel: 65 6395 5088
Fax: 65 6329 9130

ICAP-AP (Thailand) Co. Ltd
55 Wave Place Building
13th Floor, Wireless Road, Lumpini
Pathumwan, Bangkok 10330
Thailand
Tel: 662 256 0888
Fax: 662 256 0999

Amanah Butler Malaysia Sdn Bhd
3rd and 16th Floor
Banguna Amanah Cap
82 Jalan Raja Chulan
50200 Kuala Lumpur
Malaysia
Tel: 60 3 2161 7940
Fax: 60 3 2162 3362

In this Annual Report the following words shall have the meanings set out below:

"Acquired Asian businesses"	the acquisition from Nittan Capital of its voice broking interests in Asia (Nittan Capital (Hong Kong) Ltd, Nittan AP (Singapore) Pte Ltd, Noranda Investments Pte Ltd, Nextgen Holding Co Ltd and certain subsidiaries including ICAP-AP (Thailand) Co. Ltd)
"APB"	APB Financial LLC and APB Energy Europe A/S
"BrokerTec"	BrokerTec Global LLC excluding the businesses of BrokerTec Futures Exchange LLC and BrokerTec Clearing Company LLC
"Combined Code"	the Principles of Good Corporate Governance and Code of Best Practice published by the Committee on Corporate Governance in June 1998
"Companies Act"	Companies Act 1985 as amended
"Company"	ICAP plc (formerly named Garban-Intercapital plc and Garban plc)
"Demerger"	the demerger of Garban from United on 17 November 1998
"$" or Dollars	unless otherwise specified all references to Dollars or $ sign are to the currency of the US
"Down Spread bet and short contract for differences"	A down spread bet and short contract for differences are each arrangements whereby on closure the participant will be entitled to receive a payment calculated as the amount of the bet multiplied by the number of pence by which the price of an ICAP share is less than the price stipulated in the bet. Equally the participant will be obliged to pay the amount of the bet for every 1p by which the price of ICAP shares is above the price stipulated in the bet.
"ETC"	means the Electronic Trading Community, the Company's interactive trading platform
"EPS"	Earnings per share
"EU"	European Union
"Exco"	Exco plc, which changed its name to Intercapital plc on 26 October 1998
"Exco/Intercapital merger"	the acquisition of the Intercapital companies by Exco on 26 October 1998
"First Brokers"	First Brokers Securities, Inc.
"FRS"	Financial Reporting Standard
"FSA"	the Financial Services Authority
"FTSE 100"	The 100 most highly capitalised blue chip companies, representing approximately 80% of the UK market
"FTSE 250"	comprised of mid-capitalised companies, not covered by the FTSE 100, representing approximately 18% of the UK market
"FTSE 350"	The FTSE 350 is calculated by FTSE International Limited and is an index which combines both FTSE 100 and FTSE 250 companies that constitute the largest 350 UK companies by full market capitalisation
"Group"	the Company and its subsidiary undertakings
"ICAP shares"	ICAP plc ordinary shares
"INHBV"	INCAP Netherlands (Holdings) B.V.
"Intercapital"	Intercapital plc
"Intercapital companies"	those companies acquired from IPGL at the time of their merger with Exco in October 1998
"IPGL"	Intercapital Private Group Limited
"MAI"	MAI plc
"Merger"	the merger of Garban and Intercapital on 9 September 1999
"MoneyLine"	MoneyLine Telerate
"Nittan Capital"	Nittan Capital Holdings Co., Ltd
"OTC"	Over the counter
"TFS"	Tradition Financial Services
"United"	United Business Media plc (formerly United News & Media plc)
"Zions"	Zions Bancorporation of Salt Lake City, Utah, USA

References to the Group's businesses in Europe should be construed so as to include the Group's business in South Africa.

signed and produced by Glazer, London. Printed by Park Communications Limited.

Annual Report is printed on Zanders Mega Matt. This paper is sourced from sustainable forests, is totally chlorine free (TCF),
recycled fibre (50%), is suitable for archival storage and qualifies for the Nordic Swan environmental label.

ICAP

ICAP plc

Park House
16 Finsbury Circus
London EC2M 7UR
United Kingdom

Telephone 44 20 7638 7592
Facsimile 44 20 7374 6743
Email investors@icap.com